SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*


                               CENTURA BANKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15640T100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


JOSEPH A. SMITH, JR., POST OFFICE BOX 1220, ROCKY MOUNT, NC 27804;
                                 (919) 977-4400
--------------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)


                                NOVEMBER 1, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  15640T100                                            Page  2  of  8
          -------------------
                                                                Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DEAN E. PAINTER, JR.
   SSN: ###-##-####
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                (2d) or (2e) |_|

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

 State of North Carolina
--------------------------------------------------------------------------------
                                        7  SOLE VOTING POWER

         NUMBER OF SHARES                  747,887

        BENEFICIALLY OWNED

        BY EACH REPORTING

           PERSON WITH
                                   ---------------------------------------------
                                        8  SHARED VOTING POWER

                                           0
                                   ---------------------------------------------
                                        9  SOLE DISPOSITIVE POWER

                                           747,887
                                   ---------------------------------------------
                                        10 SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   747,887
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   3.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  15640T100                                          Page  3   of   8
          -------------------
                                                              Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WINIFRED P. PAINTER
      SSN: ###-##-####
--------------------------------------------------------------------------------
    2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
    3 SEC USE ONLY


--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                                              (2d) or (2e)  |_|


--------------------------------------------------------------------------------
    6 CITIZENSHIP OR PLACE OF ORGANIZATION

      State of North Carolina
--------------------------------------------------------------------------------
                                        7  SOLE VOTING POWER

         NUMBER OF SHARES                  747,887

        BENEFICIALLY OWNED

        BY EACH REPORTING

           PERSON WITH
                                   ---------------------------------------------
                                        8  SHARED VOTING POWER

                                           0
                                   ---------------------------------------------
                                        9  SOLE DISPOSITIVE POWER

                                           747,887
                                   ---------------------------------------------
                                        10 SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      747,887
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.0%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, without par value, of Centura Banks, Inc. ("Centura Common Stock"). The principal executive offices of Centura Banks, Inc. ("Centura" or the "Issuer"), a North Carolina bank holding company, are located at 134 North Church Street, Rocky Mount, North Carolina 27804.


Item 2.           Identity and Background.

                  This Schedule 13D is filed by Dean E. Painter, Jr. and Winifred P. Painter, who are individuals and North Carolina residents (together, the "Painters"). The Painters are husband and wife and share the same principal residence located at 1211 Briar Patch Lane, Raleigh, North Carolina 27615.

                  Dean E. Painter, Jr. is the Chairman and President of CLG, Inc. ("CLG"), a North Carolina corporation headquartered in Raleigh, North Carolina which specializes in the leasing of computer equipment. Winifred P. Painter is the Secretary/Treasurer of CLG. In addition, the Painters are both directors, as well as the principal shareholders, of CLG. The principal business address of CLG is 3001 Spring Forest Road, Raleigh, North Carolina 27604.

                  During the last five years, neither of the Painters has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree, or final order was not subsequently vacated.

                  The Painters are both United States citizens.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to the terms of an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of August 21, 1996, between Centura and CLG, a North Carolina corporation of which the Painters were principal shareholders, CBI Acquisition Company ("CBI"), a wholly-owned subsidiary of Centura, was merged with and into CLG (the "Merger"), effective as of November 1, 1996, and all of the issued and outstanding shares of the common stock of CLG ("CLG Common Stock"), including the shares of CLG Common Stock owned by the Painters, were converted into and exchanged for shares of Centura Common Stock to be issued in connection with the Merger (the "Exchange"). Pursuant to Section 3.2 of the Reorganization Agreement, each share of CLG Common Stock issued and outstanding immediately prior to the effective time of the Merger was converted into and exchanged for the right to receive 332.3944 shares of Centura Common Stock and cash as payment for any fractional shares resulting from the Exchange. As a result of the Exchange, the Painters obtained the shares of Centura Common Stock covered by this
Schedule 13D.

                  A copy of the Reorganization Agreement is included as Exhibit B to this Schedule 13D and is specifically incorporated herein by reference.


Item 4.           Purpose of Transaction.

                  As set forth above, CLG and Centura entered into the Reorganization Agreement, pursuant to which CLG was acquired by Centura as a result of the Merger of CBI with and into CLG and the Exchange of the issued and outstanding CLG Common Stock for shares of Centura Common Stock. The terms of the Merger are set forth in the Reorganization Agreement. The related Agreement and Plan of Merger pursuant to which CBI was merged with and into CLG is attached as Exhibit A to the Reorganization Agreement.

                  The shares of Centura Common Stock issued in connection with the Merger were issued as consideration for the issued and outstanding shares of CLG Common Stock acquired by Centura in the Merger. Pursuant to the Reorganization Agreement, CBI was merged with and into CLG, with CLG being the surviving entity, with each share of CLG Common Stock issued and outstanding immediately prior to the effective time of the Merger, including the shares of CLG Common Stock owned by the Painters, being converted into and exchanged for the right to receive 332.3944 shares of Centura Common Stock and cash as payment for any fractional shares resulting from the Exchange.

                  A copy of the Reorganization Agreement is included as Exhibit B to this Schedule 13D and is specifically incorporated by reference herein.

                  The shares of Centura Common Stock received by the Painters in the Exchange are held by the Painters for personal investment. The Painters have no present plans or intentions which relate to or would result in any of the transactions required to be disclosed in Item 4 of Schedule 13D.


Item 5.           Interest in Securities of Issuer.

                  Subsequent to and as a result of the Exchange, the Painters own collectively approximately 1,495,774 shares of Centura Common Stock, or approximately 6.03% of the 24,789,444 total shares of Centura Common Stock outstanding as of September 30, 1996, as adjusted to reflect the issuance to the Painters of such 1,495,774 shares. Individually, Dean E. Painter, Jr. owns 747,887 shares of Centura Common Stock, as to which he has sole voting and dispositive power. Winifred P. Painter owns 747,887 shares of Centura Common Stock, as to which she has sole voting and dispositive power. Neither Dean E. Painter, Jr. nor Winifred P.
                                                         5

Painter has sole or shared voting or dispositive power over the shares of Centura Common Stock owned by the other and each of Dean E. Painter, Jr. and Winifred P. Painter hereby specifically disclaim beneficial ownership of the shares of Centura Common Stock owned by the other.

                  The 1,495,774 shares of Centura Common Stock acquired by the Painters in the Exchange do not include approximately 166,197 shares of Centura Common Stock acquired by certain adult emancipated children of the Painters, as to which shares the Painters have neither sole nor shared voting or dispositive power. The beneficial ownership of the approximately 166,197 shares of Centura Common Stock owned by the Painters' children is hereby specifically disclaimed by the Painters and such shares are not covered by this Schedule 13D.

                  The Painters have not effected any transactions relating to shares of Centura Common Stock during the 60 days preceding the date of filing of this Schedule 13D, other than entering into the Reorganization Agreement described herein.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Reorganization Agreement

                  Set forth below is a description of certain provisions of the Reorganization Agreement. Such description is qualified in its entirety by reference to the terms of the Reorganization Agreement filed as Exhibit B to this Schedule 13D and specifically incorporated by reference herein.

                  Pursuant to the terms of the Reorganization Agreement, CBI was merged with and into CLG, effective as of November 1, 1996, and all of the issued and outstanding shares of CLG Common Stock, including the shares of CLG Common Stock owned by the Painters, were converted into and exchanged for the right to receive 332.3944 shares of Centura Common Stock in the Exchange, as well as cash as payment for any fractional shares resulting from the Exchange. As a result of the Exchange, the Painters obtained the shares of Centura Common Stock covered by this Schedule 13D.

                  The Merger was consummated following the satisfaction of certain conditions set forth in the Reorganization Agreement, including (i) approvals of the shareholders of CLG; (ii) approvals of all applicable regulatory authorities; (iii) receipt of opinions of counsel with respect to certain income tax and securities law aspects of the transactions contemplated by the Reorganization Agreement; (iv) receipt of letters from the independent accountants for CLG and Centura with respect to certain matters related to the financial statements of CLG and the accounting treatment accorded the Merger, respectively; (v) the satisfaction of certain requirements relating to the listing of the Centura Common Stock to be issued in connection with the Merger with the New York Stock Exchange; and (vi) certain other customary closing conditions.

                  Affiliates Agreements

                  As directors of CLG, Dean E. Painter, Jr. and Winifred P. Painter are considered to be "affiliates" of CLG under Rule 145(c) of the Rules and Regulations of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). As such, the Painters are each subject to certain restrictions upon the transfer of the shares of Centura Common Stock which they received in the Exchange pursuant to Rule 144 and Rule 145 of the SEC's regulations, as well as pursuant to certain requirements relating to pooling of interests accounting treatment of the Merger. As a result, the Painters have each entered into an Affiliate Agreement with Centura pursuant to which the Painters agree to observe the regulatory and accounting restrictions upon the transfer of the shares of Centura Common Stock which they received in the Exchange.

                  Specifically, each of the Painters has agreed to not sell, transfer, or otherwise dispose of his or her interests in, or reduce his or her risk relative to, any of the shares of Centura Common Stock received in the Exchange until the requirements of SEC Accounting Series Release Nos. 130 and 135, relating to the publication of financial results of post-Merger combined operations of CBI and CLG, have been met. In addition, the Painters each have agreed to sell the shares of Centura Common Stock received in the Exchange only in conformity with the applicable provisions of Rule 144 (which provisions do not include paragraph (d) of Rule 144 pertaining to restricted securities) or Rule 145(d) promulgated by the SEC, or following the registration of such shares under the Securities Act or pursuant to an exemption from such registration available under the Securities Act.

                  Copies of the Affiliates Agreements entered into by Centura and each of Dean E. Painter, Jr. and Winifred P. Painter are included as Exhibit C and Exhibit D, respectively, to this Schedule 13D and are specifically incorporated by reference herein. The description of certain provisions of the Affiliates Agreements set forth above is qualified in its entirety by reference to the terms of each of the Affiliates Agreements filed as exhibits hereto.

Item 7.   Material to be Filed as Exhibits.

          The following Exhibits are filed as part of this Schedule 13D:

          Exhibit A - Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

          Exhibit B - Agreement and Plan of Reorganization, dated as of August
                      21, 1996, by and between Centura and CLG.

          Exhibit C - Affiliates Agreement, dated as of November 1, 1996, by and between Centura and Dean E. Painter, Jr.

          Exhibit D - Affiliates Agreement, dated as of November 1, 1996, by and between Centura and Winifred P. Painter.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 1, 1996



                                                       /s/ Dean E. Painter, Jr.
                                                       ------------------------
                                                           Dean E. Painter, Jr.



                                                       /s/ Winifred P. Painter
                                                       -----------------------
                                                           Winifred P. Painter





007426/115/147772

                                  EXHIBIT INDEX


                                                                    Sequential
Exhibit         Description of Exhibit                               Page No.

     A          Agreement relating to the                                __
                filing  of  joint   acquisition   statements  as
                required   by   Rule   13d-1(f)(1)   under   the
                Securities Exchange Act of 1934, as amended.

     B          Agreement and Plan of                                    __
                Reorganization, dated as of
                August 21, 1996, by and between
                Centura and CLG

     C          Affiliates Agreement, dated                              __
                as of November 1, 1996, by and
                between Centura and Dean E.
                Painter, Jr.

     D          Affiliates Agreement, dated                              __
                as of November 1, 1996, by and
                between Centura and Winifred P.
                Painter.

                                    EXHIBIT A

                              AGREEMENT RELATING TO
                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her, as applicable, contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or she, as applicable, knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this statement as of the 1st day of November, 1996.



                                               /s/ Dean E. Painter, Jr.
                                               ------------------------
                                                   Dean E. Painter, Jr.



                                              /s/ Winifred P. Painter
                                              -----------------------
                                                  Winifred P. Painter



007426/115/150708

                                    EXHIBIT B

                               CENTURA BANKS, INC.

                                       AND

                                    CLG, INC.



                                      *****




                      AGREEMENT AND PLAN OF REORGANIZATION

                           Dated as of August 21, 1996

                                TABLE OF CONTENTS
                                                                           Page

                                    ARTICLE I
                                   DEFINITIONS

                                   ARTICLE II
                                     GENERAL

2.1      Procedure........................................................... 4
2.2      Required Regulatory Filings......................................... 5
2.3      Action by CLG Shareholders.......................................... 5
2.4      Authorization and Issuance of
            Centura Common Stock............................................. 6
2.5      Reasonable Best Efforts; Cooperation................................ 6
2.6      Confidential Information............................................ 6
2.7      Effectiveness of the Merger......................................... 7
2.8      Effect of the Merger................................................ 7
2.9      Employment Agreements............................................... 9
2.10     Board of Directors of Centura....................................... 9
2.11     Centura Omnibus Equity Compensation Plan............................ 9
2.12     CLG Individual Commission Plans......................................9
2.13     Other Employees.....................................................10
2.14     Taking of Necessary Action..........................................12


                                   ARTICLE III
                          CONSIDERATION FOR ACQUISITION
                               AND RELATED MATTERS

3.1      The Exchange........................................................12
3.2      Exchange Ratio......................................................12
3.3      Cash in Lieu of Fractional Shares...................................12
3.4      Exchange Agent......................................................13


                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES BY CLG

4.1      Organization, Good Standing, and
                  Authority of CLG...........................................13
4.2      Binding Obligations; Due Authorization..............................14
4.3      Absence of Default..................................................14
4.4      Capitalization......................................................14
4.5      Financial Statements................................................15
4.6      Absence of Certain Developments.....................................15
4.7      Books of Account; Corporate Records.................................15

                                                                           Page

4.8      Taxes...............................................................15
4.9      Qualification to Do Business........................................16
4.10     Insurance...........................................................16
4.11     Litigation..........................................................16
4.12     Brokerage; Advisors.................................................16
4.13     Properties..........................................................17
4.14     Intangible Property.................................................17
4.15     Equipment Leases....................................................17
4.16     Employee Relations and
                  Employee Benefit Plans.....................................18
4.17     Contracts and Commitments...........................................21
4.18     No Materially Adverse Contract
                  or Other Types of Agreements...............................21
4.19     Environmental Matters...............................................22
4.20     Information Furnished...............................................24


                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES BY CENTURA

5.1      Organization, Good Standing, and Authority..........................24
5.2      Binding Obligations; Due Authorization..............................24
5.3      Absence of Default..................................................25
5.4      Capitalization......................................................25
5.5      Financial Statements................................................25
5.6      Filing of Reports...................................................25
5.7      Absence of Certain Developments.....................................26
5.8      Loan Loss Allowances................................................26
5.9      Taxes...............................................................26
5.10     Qualification to Do Business........................................27
5.11     Insurance...........................................................27
5.12     Litigation..........................................................27
5.13     Brokerage; Advisors.................................................27
5.14     Books of Account; Corporate Records.................................27
5.15     Information Furnished...............................................28


                                   ARTICLE VI
                      ACCESS TO AND INFORMATION CONCERNING
                             PROPERTIES AND RECORDS

6.1      Access by Centura...................................................28
6.2      Access by CLG.......................................................28
6.3      Information Related to Opinions.....................................28

                                                                           Page



                                   ARTICLE VII
                          AFFIRMATIVE COVENANTS OF CLG

7.1      Operation of Business...............................................29
7.2      Payment of Taxes....................................................29
7.3      Substantial Litigation; Adverse Condition...........................29
7.4      Properties..........................................................29
7.5      Contracts...........................................................29
7.6      Insurance...........................................................29
7.7      Filings and Financial Statements....................................30
7.8      Accounting Principles and Practices.................................30
7.9      Rule 145............................................................30
7.10     Approval of Shareholders............................................30
7.11     Environmental Assessment............................................30


                                  ARTICLE VIII
                        AFFIRMATIVE COVENANTS OF CENTURA
8.1      Maintenance of Existence............................................31
8.2      Filings with Commission.............................................31
8.3      Fairness Hearing....................................................31
8.4      Accounting Principles and Practices.................................31
8.5      Issuance and Reservation of
                  Centura Common Stock.......................................31
8.6      Listing of Centura Common Stock with
                  New York Stock Exchange....................................32
8.7      Payment of Taxes....................................................32
8.8      Substantial Litigation; Adverse Condition...........................32
8.9      Properties..........................................................32
8.10     Contracts...........................................................32
8.11     Insurance...........................................................32
8.12     Stock Repurchases...................................................32


                                   ARTICLE IX
                            NEGATIVE COVENANTS OF CLG

9.1      Amendments..........................................................33
9.2      Capitalization......................................................33
9.3      Long-Term Indebtedness..............................................33
9.4      Hypothecations......................................................33
9.5      Dividends...........................................................33
9.6      Employee Benefits...................................................33

                                                                           Page

9.7      Inconsistent Agreements.............................................33
9.8      Capital Improvements................................................34
9.9      Acquisition of Control..............................................34
9.10     Other Acquisitions and Mergers......................................34
9.11     Sale of Assets......................................................34


                                    ARTICLE X
                          NEGATIVE COVENANTS OF CENTURA

10.1     Senior Securities...................................................34
10.2     Dividends...........................................................35
10.3     Inconsistent Agreements.............................................35


                                   ARTICLE XI
                                 INDEMNIFICATION

11.1     Indemnification by Centura..........................................35
11.2     Indemnification by CLG..............................................35
11.3     Indemnification by Dean E. Painter, Jr..............................36
11.4     Notification; Right to Contest and Defend...........................36
11.5     Limitation on Indemnification Liability.............................36
11.6     Survival of Indemnification.........................................37
11.7     Limitation on Amount................................................37


                                   ARTICLE XII
                       CONDITION PRECEDENT TO THE CLOSING
12.1     Restraining Orders..................................................37
12.2     CLG's Representations...............................................38
12.3     Opinion of Counsel to CLG...........................................38
12.4     Accountants' Letter.................................................38
12.5     Affiliates' Agreement...............................................39
12.6     Centura's Representations...........................................39
12.7     Opinion of Counsel to Centura.......................................39
12.8     Tax Opinion.........................................................39
12.9     Securities Opinion..................................................39
12.10    NYSE Listing........................................................39
12.11    Accounting Treatment................................................39
12.12    Loan Agreements.....................................................39

                                                                           Page

                                  ARTICLE XIII
                                  CLOSING DATE


                                   ARTICLE XIV
                          SURVIVAL OF REPRESENTATIONS,
                            WARRANTIES, AND COVENANTS


                                   ARTICLE XV
                                ENTIRE AGREEMENT


                                   ARTICLE XVI
                            TERMINATION OF AGREEMENT

16.1     Mutual Consent; Absence of Shareholder
                  Approval; Termination Date.................................41
16.2     Election by Centura.................................................41
16.3     Election by CLG.....................................................41
16.4     No Monetary Damages.................................................42


                                  ARTICLE XVII
                            MISCELLANEOUS PROVISIONS

17.1     Expenses............................................................42
17.2     Publicity...........................................................42
17.3     Amendment...........................................................42
17.4     Governing Law.......................................................42
17.5     Communications......................................................42
17.6     Successors and Assigns..............................................43
17.7     Cover, Table of Contents, and Headings..............................44
17.8     Counterparts........................................................44



Exhibit A                  AGREEMENT AND PLAN OF MERGER

Exhibit B                  EXECUTIVE EMPLOYMENT AGREEMENT
                           DEAN E. PAINTER, JR.

Exhibit C                  EXECUTIVE EMPLOYMENT AGREEMENT
                           EDWIN J. LEE

Exhibit D                  FORM OF OPINION OF SATISKY & SILVERSTEIN, L.L.P.,
                           COUNSEL TO CLG

Exhibit E                  FORM OF OPINION OF POYNER & SPRUILL, L.L.P.,
                           COUNSEL TO CENTURA

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of August 21, 1996, between Centura Banks, Inc., a North Carolina bank holding company with its principal office in Rocky Mount, North Carolina ("Centura"), and CLG, Inc., a North Carolina business corporation with its principal office in Raleigh, North Carolina ("CLG").

                                                W I T N E S S E T H

         WHEREAS, Centura, through its wholly-owned bank subsidiary, Centura Bank, and its other subsidiaries and those of Centura Bank, offers a full range of financial services, including, but not limited to, full service commercial and consumer banking services, retail securities brokerage services, insurance brokerage services and mortgage banking services, throughout the State of North Carolina and through a variety of alternative delivery channels; and

         WHEREAS,   CLG  is  engaged  in  the   business  of  buying,   leasing,
refurbishing, servicing and selling computer and technology equipment throughout the United States; and

         WHEREAS, Centura and CLG desire to effect, subject to the necessary regulatory approvals and the approval of the shareholders of CLG, the merger (the "Merger") of CBI Acquisition Company ("CBI"), a wholly-owned subsidiary of Centura, with and into CLG, which Merger will be evidenced and accomplished by means of an Agreement and Plan of Merger to be entered into by and between CBI and CLG in substantially the form of Exhibit A attached hereto (the "Merger Agreement"), pursuant to which all of the issued and outstanding shares of capital stock of CLG shall be converted into and exchanged for shares of the common stock of Centura (the "Centura Common Stock") to be issued by Centura in connection with the Merger as provided herein (the "Exchange"); and

         WHEREAS, the Board of Directors of CLG (i) has determined that the Merger will be in the respective best interests of CLG and its shareholders and should be recommended for approval to the shareholders of CLG, (ii) has approved this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, including the Exchange, (iii) has submitted this Agreement and the Merger Agreement to the shareholders of CLG for approval, and (iv) has authorized the execution and delivery of this Agreement and the Merger Agreement; and

         WHEREAS, the Board of Directors of Centura has determined that the Merger will be in the best interests of Centura and its shareholders, has approved this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, including the Exchange and the issuance and delivery of the Centura Common Stock in connection therewith, and has authorized the execution and delivery of this Agreement and the Merger Agreement; and

         WHEREAS, Centura and CLG desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the Merger;

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

         Except as otherwise provided in this Agreement, the capitalized terms set forth below (in their singular and plural forms, as applicable) shall have the following meanings:

         "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

         "Centura Common Stock" shall mean the existing class of common stock of Centura, without par value.

         "CLG Common Stock" shall mean the existing class of Class A voting common stock of CLG, $1.00 par value, and the existing class of Class B non-voting common stock, $1.00 par value.

         "Closing Date" shall mean the date specified pursuant to Article XIII hereof as the date on which the parties hereto shall close the transactions contemplated herein.

         "Code" shall mean the Internal Revenue Code of 1986, as amended.

         "Commission" shall mean the Securities and Exchange Commission.

         "Commissioner of Banks" shall mean the Commissioner of Banks of the State of North Carolina.

         "Effective  Time"  shall mean the date and time  specified  pursuant to
Section 2.7 hereof as the effective date of the Merger.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         "Exchange" shall mean the exchange of all of the issued and outstanding shares of capital stock of CLG for shares of Centura Common Stock in connection with the Merger as provided in Article III hereof.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

         "Exchange Agent" shall mean Registrar and Transfer Company, Cranford,
          New Jersey.

         "Exchange Ratio" shall mean the relationship of shares of Centura Common Stock to shares of CLG Common Stock as established by Section 3.2 hereof.

         "Exhibits" shall mean the Exhibits referenced herein and so marked, which Exhibits are hereby incorporated by reference and made a part hereof.

         "FDIC" shall mean the Federal Deposit Insurance Corporation.

         "Federal Reserve" shall mean the Board of Governors of the Federal
          Reserve System and the Federal Reserve Bank of Richmond.

         "Financial Statements" shall mean (a) with respect to Centura, (i) the consolidated balance sheets (including related notes and schedules, if any) of Centura as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1995, 1994, and 1993 as filed by Centura in the SEC Documents, and (ii) the consolidated balance sheets of Centura (including related notes and schedules, if any) and related statements of income, shareholders' equity, and cash flows (including related notes and schedules, if any) included in the SEC Documents filed with respect to periods ended subsequent to December 31, 1995, and (b) with respect to CLG, (i) the balance sheets (including related notes and schedules, if any) of CLG as of January 31, 1996 and 1995 and the related statements of income, retained earnings and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended January 31, 1996, 1995, and 1994, as have been Previously Disclosed, and (ii) the balance sheets of CLG (including related notes and schedules, if any) and related statements of income, retained earnings and cash flows (including related notes and schedules, if any) of CLG with respect to periods ended subsequent to January 31, 1996, as have been Previously Disclosed, all of which Financial Statements shall be prepared in accordance with generally accepted accounting principles consistently applied.

         "Merger Agreement" shall mean the Agreement and Plan of Merger between CBI and CLG which shall be substantially in the form attached hereto as Exhibit A and which shall be executed by the parties thereto on or prior to the Closing Date.

         "Previously Disclosed" shall mean information disclosed (i) in a letter delivered prior to the date of this Agreement from the party making such disclosure to the other party, or (ii) in an SEC Document delivered prior to the date of this Agreement by the party making such disclosure to the other party, which delivery shall in either case be made in the manner described in Section
17.5 of this Agreement.

         "Regulatory Authorities" shall mean, as the context requires, any or all of the Federal Reserve, the Commissioner of Banks, the North Carolina Secretary of State, the Commission, and the United States Department of Justice.

         "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, by Centura pursuant to the Securities Laws.

         "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

         "Securities Laws" shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

         "Securities Opinion" shall mean an opinion of Poyner & Spruill, L.L.P., counsel to Centura, to the effect that issuance of the Centura Common Stock as contemplated by this Agreement is exempt from registration under the provisions of ss.78A-17(16) of the North Carolina General Statute and ss.3(a)(10) of the Securities Act.

         "Tax Opinion" shall mean an opinion of Poyner & Spruill, L.L.P., counsel to Centura, to the effect that the Merger constitutes one or more reorganizations pursuant to and within the meaning of Section 368(a) and other applicable provisions of the Code, and that no income or loss will be recognized as a result of such transactions by CLG, its shareholders, or Centura, except to the extent that income or loss may be recognized as a result of the payment of cash in lieu of fractional shares of Centura Common Stock or upon the exercise of dissenters' rights or as a result of the required recapture of any tax attributes of CLG.

                                   ARTICLE II

                                     GENERAL

         Centura and CLG shall take all steps required by applicable law and regulations or deemed appropriate by the Boards of Directors of each institution to effect the Merger, including:

         2.1 Procedure. Subject to the provisions and conditions specified herein and in the Merger Agreement, and the obtaining of all required federal and state regulatory approvals:

                  (a) CBI will be merged with and into CLG and under the organizational documents of CLG and, thereafter, the resulting institution shall operate under the name of and be known as "CLG, Inc.";

                  (b) Centura will issue shares of Centura Common Stock and, at the Effective Time, the shareholders of CLG will be entitled to receive shares of Centura Common Stock in exchange for shares of CLG Common Stock held of record by each such shareholder as of the Effective Time, all in accordance with and subject to the terms of this Agreement and the Merger Agreement;

         The Merger shall be accomplished in accordance with the terms of this Agreement and the Merger Agreement and with all applicable state and federal statutes and regulations promulgated by or subject to the authority of the Regulatory Authorities.

         2.2 Required Regulatory Filings. As soon as practicable after the execution and delivery of this Agreement:

                  (a) Centura shall cause to be prepared and filed with the Federal Reserve appropriate notices, applications, and other materials to obtain the necessary approval of the acquisition of CLG by Centura pursuant to the Merger;

                  (b) Centura shall file or cause to be filed with the applicable Regulatory Authorities such other applications, filings, and documents as shall be necessary to consummate the Merger in such forms as may be prescribed by the respective Regulatory Authorities and containing all appropriate information as may be required;

                  (c) Centura shall cause to be prepared and filed an Application for Fairness Hearing with the Secretary of State of North Carolina, as Administrator under the North Carolina Securities Act, to seek a hearing with respect to the fairness of the terms and conditions of the Merger.

         In connection with the foregoing, the parties hereto shall take all reasonable and necessary steps and actions to comply with and to secure all approvals for the Merger as may be required by all applicable state and federal law, rules, and regulations, including those of the Regulatory Authorities.

         2.3 Action by CLG Shareholders. This Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, shall be submitted by CLG to its shareholders for approval, as soon as practicable after approval of this Agreement and the Merger Agreement by the Boards of Directors of Centura and CLG and the Board of Directors of CLG shall recommend approval of this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby.

         2.4 Authorization and Issuance of Centura Common Stock. At or prior to the Effective Time, Centura shall take such corporate action as shall be necessary to authorize and approve the issuance of the shares of Centura Common Stock to be issued to the shareholders of CLG as provided in this Agreement and the Merger Agreement. The Merger shall effect no change in the shares of the Centura Common Stock issued and outstanding at the Effective Time, except for the issuance of additional shares of Centura Common Stock by virtue of the Merger.

         2.5 Reasonable Best Efforts; Cooperation. Centura and CLG shall each use all reasonable best efforts to satisfy the conditions to the effectiveness of the Merger as soon as is reasonably practicable. Centura and CLG will cooperate in the preparation by Centura or CLG, as the case may be, of such applications, articles of merger, petitions, and other documents and materials as Centura or CLG, as the case may be, may deem necessary or desirable to submit to the Regulatory Authorities and, where appropriate, to the various state securities law authorities and to any other regulatory authority in order to obtain all approvals of, consents to, and permissions for, the consummation of the Merger. Each party shall have the right to review and approve, in advance, all data and characterizations of or relating to it or any of its subsidiaries which appear in any such applications, petitions, registration statements, or other documents or materials prepared by the other party and each party shall promptly advise the other of comments received from any of the Regulatory Authorities, whether oral or written, in respect to any such filings or which may affect the timing or consummation of the Merger.

         2.6 Confidential Information. Any information obtained by Centura and CLG concerning the other in the course of negotiating this Agreement or of effecting the Merger shall be kept confidential by the recipient; provided, however, that (i) any of such information may be disclosed to the directors, officers, employees, agents, and representatives of Centura and CLG who need to know such information in connection with such negotiations or transactions (it being understood that such persons will be informed of the confidential nature of such information and shall be directed to keep such information confidential), (ii) any of such information may be disclosed to the extent necessary (subject to court seal or other confidential treatment to the extent reasonably available) to a court or other governmental body having jurisdiction or in any registration statement, application, or related or similar document filed with any governmental body, and (iii) any other disclosure of any such information may be made to which the other consents in writing. Upon termination of this Agreement, all such written information (including all copies thereof) obtained hereunder by either party from the other party shall be returned to such party as soon as possible. This Section 2.6 shall become inoperative with respect to any of such information that (x) becomes generally available to the public other than as a result of disclosure not otherwise permitted hereby by the party obtaining such information or by its directors, employees, agents, or representatives, or (y) was available to such party on a nonconfidential basis prior to its disclosure by the other party, or (z) becomes available to such party from a source not bound to such party by any confidentiality agreement or duty of confidentiality regarding such information.

         2.7 Effectiveness of the Merger. The Merger provided for hereunder, including each of the steps set forth in Section 2.1 hereof, shall become effective upon and on the date of occurrence of the last of the following events (the "Effective Time"):

                  (a) All required regulatory approvals in connection with the Merger shall have been received and all applicable waiting periods shall have expired without adverse action;

                  (b) The requisite approval by the shareholders of CLG of this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, shall have been obtained. CLG acknowledges that it has approved this Agreement and the Merger Agreement, prior to the date of this Agreement. Centura acknowledges that it has approved this Agreement and the Merger Agreement, and, as the sole shareholder of CBI, it has approved the Merger Agreement prior to the date of this Agreement;

                  (c) Centura shall have received the approval of the Secretary of State of North Carolina, as Administrator under the North Carolina Securities Act, of the terms and conditions of the issuance and exchange of the Centura Common Stock as contemplated by this Agreement and the Merger Agreement and the fairness thereof with respect to the relative interests of CLG and its shareholders and Centura and its public shareholders;

                  (d) Centura, CBI, CLG and the CLG shareholders shall have
                      received the Tax Opinion;

                  (e) Centura and CBI shall have received the Securities
                      Opinion;

                  (f) All conditions to be performed by the parties, as set forth in Article XII of this Agreement, shall have been complied with or otherwise satisfied, unless appropriately waived in writing by the appropriate party or parties hereto; and

                  (g) There shall have been delivered for filing with the North Carolina Secretary of State articles of merger with respect to the Merger (containing such terms and provisions, including the Merger Agreement, as are required by applicable law and which articles of merger shall be completed, signed, and verified by CBI and CLG as applicable); provided that, if the filing of such articles of merger is the last of the events set forth in this Section 2.7 to occur and the effective time and date specified in any of such articles of merger or articles of restatement as filed is later than the time and date of such filing, the latest of such later times and dates shall be the Effective Time.

         2.8      Effect of the Merger.  At the Effective Time:

                  (a) CBI and CLG shall, as provided by applicable law, be a single corporation following the Merger, and the separate existence of CBI shall cease, with CLG being the surviving corporation of the Merger;

                  (b) CLG, as the surviving corporation of the Merger, shall be deemed to be the same corporation as CBI and, without limiting the generality of the foregoing, all rights, franchises, and interests of CBI in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in CLG by virtue of the Merger, without any deed or other transfer, and CLG, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by CBI prior to the effectiveness of the Merger; and CLG shall be liable for all liabilities of CBI, and all debts, liabilities, obligations, and contracts of CBI, matured or unmatured, whether accrued, absolute, contingent, or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of CBI, shall be those of CLG and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property of CBI shall be preserved unimpaired;

                  (c) The Articles of Incorporation and the Bylaws of CLG at the Effective Time shall be and constitute the Articles of Incorporation and the Bylaws of CLG as the surviving corporation, until the same shall thereafter be altered, amended, or repealed in accordance with applicable law;

                  (d) The following individuals shall be the members of the Board of Directors of CLG following the Merger, all of whom shall continue in office until their current terms expire or until their successors shall have been duly elected and qualified:

                      Ron E. Johnson          Winifred P. Painter
                      Edwin J. Lee            Frank L. Pattillo
                      Robert R. Mauldin       Cecil W. Sewell
                      Dean E. Painter, Jr.    William H. Wilkerson

                  (e) The following individuals shall be the officers of CLG following the Merger:

                      Dean E. Painter, Jr.              Chairman & Chief
                                                        Executive Officer

                      Edwin J. Lee                      President & Chief
                                                        Operating Officer

                      William H. Wilkerson              Executive Vice President

                      Joseph A. Smith, Jr.              Secretary

         2.9 Employment Agreements. Centura shall cause CLG, as the surviving corporation, to enter into employment agreements with Dean E. Painter, Jr. and Edwin J. Lee to serve as Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively,of CLG, substantially in the forms attached hereto as Exhibits B and C.

         2.10 Board of Directors of Centura. Centura shall appoint Dean E. Painter, Jr. to the Board of Directors of Centura and Centura Bank as a Class III director for a term expiring at the 1999 annual meeting of Centura's shareholders at which directors are elected; thereafter, if not in default in the performance of his duties, Centura shall nominate and use its best efforts to see that Mr. Painter is elected for an additional term.

         2.11     Centura Omnibus Equity Compensation Plan.

                  (a) Centura shall recommend to the Compensation Committee of the Board of Directors of Centura that certain employees of CLG, designated in the manner set forth in this Section 2.11(a), be granted non-qualified stock options under and pursuant to the Centura Omnibus Equity Compensation Plan and that 171,674 shares of Centura Common Stock be reserved and set aside for the grant of such options to such employees. The employees of CLG who are to be eligible for such participation, the number of shares of Centura Common Stock to be represented by options for each such employee and the performance criteria associated with the vesting of such options shall be recommended, in each case, by Dean E. Painter, Jr. prior to the Effective Time.

                  (b) Centura shall recommend further to the compensation Committee that each of the non-qualified stock options granted pursuant to the provisions of Section 2.11(a) above, (i) be granted at an exercise price of $35.50 per share, (ii) be exercisable by the recipient thereof at any time within 63 months after the date of grant, (iii) vest at the cumulative rate of 20% per year and in accordance with individual and CLG performance criteria referenced in Section 2.11(a) above, (iv) vest immediately upon change of control of Centura, and (v) remain available for granting to CLG employees, as determined in accordance with Section 2.11(a), above, to the extent that the same are forfeited for whatever reason.

                  (c) Prior to Closing, Centura shall deliver to CLG a copy of the minutes of the Compensation Committee indicating the action taken in accordance with the foregoing provisions of Sections 2.11(a) and (b).

         2.12 CLG Individual Commission Plans. Centura shall assume all obligations and liabilities of CLG under and pursuant to all individual commission plans in effect between CLG and a salesperson on the Effective Date.

         2.13     Other Employees.

                  (a) Retained Employees. Centura shall cause CLG, as the surviving corporation, to adopt the employee welfare benefits available to employees of Centura Bank as of the Effective Time. Thereafter, any employee of CLG as of the Effective Time who continues to be employed by CLG following the Merger, including any members of management of CLG (a "Retained Employee"), will be provided with the employee welfare benefits generally available to all similarly situated employees of Centura Bank, including, but not limited to, the group insurance plan of Centura Bank, on the same terms and at the same cost as similarly situated employees of Centura Bank with no interruption in benefits and with acceptance of all pre-existing conditions accepted under the comparable plan or plans maintained by CLG prior to the Merger. Such benefits shall be provided for dependents and/or families of such employees as permitted by Centura Bank's employee benefits plans on the same terms and at the same cost as for dependents and/or families of similarly situated Centura Bank employees. To the extent that, CLG provides any employee welfare benefits (other than severance benefits or accumulated sick and vacation leave for years prior to the year in which the Merger is consummated), Centura agrees (a) to provide, or to cause CLG to provide, such benefits under the existing employee welfare benefit plans of CLG, or, in Centura's discretion, (b) to terminate the existing employee welfare benefit plans of CLG and to make or cause CLG to make an annual payment to such employees in a mutually agreed amount so as to enable such employees to provide for themselves and their families, on an after-tax basis, welfare benefits comparable to that which they are currently receiving from CLG, but only to the extent that the employee welfare benefits provided under plans of Centura or CLG following the Merger are less in the aggregate than the benefits currently provided to such employees and their families by CLG. In determining whether the employee welfare benefits provided under plans of Centura Bank or CLG following the Merger are less in the aggregate than the benefits currently provided to such employees and their families by CLG, Centura may offset the value of any benefit currently provided to employees and their families by CLG but not provided by Centura Bank or CLG following the Merger by the value of any benefit provided by Centura or CLG following the Merger but not currently provided by CLG.

                  To the extent CLG maintains any nonqualified pension or similar plans for the payment of deferred compensation or similar benefits, the accrual of additional benefits under such plans shall be frozen at the Effective Time, and Centura may, in its sole discretion, (a) require CLG to terminate any of such plans and pay to the participants the present value of the frozen accrued benefits thereunder (determined in accordance with applicable laws with respect to calculation of a lump sum distribution on termination of a qualified defined benefit pension plan); (b) assume the existing obligations under any of such plans, as frozen, in accordance with the terms thereof; or (c) require CLG, with the consent of the participants, to terminate any of such plans and cancel all obligations thereunder in exchange for comparable benefits provided under existing nonqualified plans of Centura or Centura Bank.

                  At (or prior to) the Effective Time, contributions under any employee defined contribution pension plan (including any plan permitting elective deferrals under Section 401(k) of the Code) maintained by CLG shall be discontinued. After the Effective Time, Centura may, in its sole discretion, cause CLG to merge such plan with the Centura Banks, Inc. 401(k) Plan or cause CLG to terminate such plan, subject to Internal Revenue Service approval, and distribute or transfer the accounts in accordance with the elections of participants thereunder made in a manner consistent with the terms of such plan, ERISA and the Code.

                  Following the Merger, CLG shall be permitted to adopt the pension and 401(k) plans of Centura or Centura Bank, as applicable, and all Retained Employees will be eligible to participate in such plans in accordance with the terms of such plans and will be credited for purposes of vesting and eligibility (but not for purposes of benefit accruals) under such plans with all service to CLG prior to the Effective Time.

                  It is expressly agreed by the parties hereto that the obligations under this Section 2.13 with respect to qualified plans shall be performed in accordance with the requirements of the Code and ERISA, including without limitation Sections 404 and 415 of the Code, and any other applicable federal or state statutes or regulations or decisions of any administrative agency or court interpreting the same.

                  (b) Terminated Employees. Centura shall cause CLG, as the surviving corporation, to adopt the terms and provisions of the Centura Banks, Inc. Salary Continuation Policy as of the Effective Time. Thereafter, any employee of CLG as of the Effective Time who is terminated by CLG following the Merger, for reasons other than the employee's own Misconduct, within one (1) year following the Effective Time (a "Terminated Employee") shall be eligible for Salary Continuation as a result of such termination. Any Retained Employee who is terminated by CLG after the expiration of such one-year period shall be eligible to receive Salary Continuation and other benefits to the same extent as other similarly positioned employees of Centura Bank and, in computing the Salary Continuation and other benefits to be so provided, such persons shall receive 12 months of credited service to CLG following the Merger for each 12 months of Active Service to CLG prior to the Merger. For purposes of this
Section 2.11(b), "Salary Continuation" shall be defined to mean a payment to such Terminated Employee in the amount of two weeks (10 working days) Salary for each 12 months of Active Service with CLG prior to the Merger, or with CLG following the Merger and prior to such termination. For purposes of this Section 2.12(b), "Misconduct," "Salary," and "Active Service" shall have the same meaning as such terms have in the Centura Banks, Inc. Salary Continuation Policy in effect as of the date of this Agreement, unless and except as otherwise modified herein. To the extent CLG maintains any plan or arrangement for the payment of severance or salary continuation benefits to employees, such plan or arrangement (unless specifically provided to the contrary hereunder) shall be terminated at the Effective Time.

         2.14 Taking of Necessary Action. If, after the Effective Time, any further action should become necessary or desirable to carry out the purposes of this Agreement and to vest in CLG following the Merger the full and absolute right to all of the assets, rights, privileges, immunities, powers, and franchises of CBI as existed immediately prior to the Effective Time (including, without limitation, the perfection of title to any real property by appropriate public recordations of documents or instruments of transfer if required by law), the appropriate officers of CLG, as the surviving corporation, shall be, and they hereby are, authorized to take all such necessary action as may be appropriate.


                                   ARTICLE III

                CONSIDERATION FOR ACQUISITION AND RELATED MATTERS

         3.1 The Exchange. At the Effective Time, each shareholder of CLG, subject to the effective exercise of dissenters' rights as provided in the Merger Agreement, shall be entitled to receive the number of shares of Centura Common Stock into which shares of CLG Common Stock are to be converted under
Section 3.2 hereof. The number of shares so determined shall be adjusted to reflect any consolidation, split up, other subdivision or combination of Centura Common Stock, any dividend payable in Centura Common Stock, or any capital reorganization involving the reclassification of Centura Common Stock subsequent to the date of this Agreement. Each share of issued and outstanding CLG Common Stock shall by virtue of the Merger and at the Effective Time automatically be exchanged for and converted to, without any further notice to or action on the part of the holder thereof, shares of Centura Common Stock at the Exchange Ratio set forth in Section 3.2 hereof and cash as payment for fractional shares as provided in Section 3.3 hereof.

         3.2 Exchange Ratio. The Exchange Ratio shall be 332.3944 shares of Centura Common Stock for each share of CLG Common Stock.

         3.3 Cash in Lieu of Fractional Shares. No fractional shares of Centura Common Stock will be issued or delivered hereunder, but, in lieu thereof, a cash payment in an amount equal to the Closing Price multiplied by the fractional interest of Centura Common Stock that would otherwise be issued in the Exchange shall be made to each holder of CLG Common Stock who would otherwise receive such a fractional interest in the Exchange. Centura and CLG acknowledge that any such cash adjustment is simply a means of dispensing with the need to issue fractional shares and is not separately bargained for consideration. For purposes of this Article III, "Closing Price" shall mean the closing price of Centura Common Stock on the New York Stock Exchange Composite Tape on the trading day immediately prior to the Effective Time.

         3.4 Exchange Agent. Registrar and Transfer Company, Cranford, New Jersey, shall serve as the exchange agent under the Merger Agreement. Immediately prior to the Effective Time, Centura shall deposit with the Exchange Agent that amount of shares of Centura Common Stock and cash necessary to consummate the Merger. Promptly after the Effective Time, the Exchange Agent will forward to each former shareholder of CLG a letter of transmittal providing for the transmission of the certificate or certificates theretofore representing shares of CLG Common Stock to the Exchange Agent for exchange and conversion in accordance with Sections 3.2 and 3.3, above.

         Each holder of CLG Common Stock, upon presentation and surrender of the certificate or certificates therefor to Centura or the Exchange Agent, shall be entitled to receive in exchange therefor a certificate or certificates representing the whole number of shares of Centura Common Stock and a check for the amount of cash payable with respect to fractional shares, if any, to which that holder is entitled under the terms of this Agreement and the Merger Agreement. Until so presented and surrendered in exchange for a certificate representing Centura Common Stock, each certificate which represented issued and outstanding shares of CLG Common Stock at the Effective Time shall be deemed for all purposes to evidence ownership of that whole number of shares of Centura Common Stock and the right to receive a cash payment for any fractional interest in shares (without interest) into which such shares of CLG Common Stock have been converted pursuant to the Merger. Beginning one year after the Effective Time, no dividends will be paid to the holder of record of a certificate representing issued and outstanding shares of CLG Common Stock at the Effective Time until such holder physically surrenders his certificate for exchange.

                                   ARTICLE IV

                      REPRESENTATIONS AND WARRANTIES BY CLG

         Except as Previously Disclosed, which disclosures shall be by specific reference to the applicable section or sections of this Article IV, CLG hereby makes the following representations and warranties. For purposes of this Article IV, the term "to the best knowledge of CLG's management" shall mean the actual and personal knowledge, after reasonable inquiry, of Dean E. Painter, Jr. and Edwin J. Lee, in their capacities as President and Executive Vice President, respectively, of CLG.

         4.1 Organization, Good Standing, and Authority of CLG. CLG is a corporation duly organized, validly existing, and in good standing under the laws of the State of North Carolina, having all requisite corporate power and authority to enter into and carry out the provisions of this Agreement and the Merger Agreement. CLG is not in violation of its organizational documents or bylaws, or, to the best knowledge of CLG's management, of any applicable federal or state law or regulation in any material respect, or in default with respect to any order, writ, injunction, or decree of any court, or, to the best knowledge of CLG's management, in default under any order, license, regulation, or demand of any governmental agency, any of which violations or defaults would materially and adversely affect any of its businesses, properties, financial position, or results of operations taken as a whole. CLG has all requisite corporate power and authority to conduct its business as now conducted or proposed to be conducted, and to own, operate and lease the properties and assets used in such business.

         4.2 Binding Obligations; Due Authorization. Subject to all requisite shareholder and regulatory approvals, this Agreement constitutes, and the Merger Agreement upon execution and delivery will constitute, valid and binding obligations of CLG, enforceable against it in accordance with the terms of such documents, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court. The execution, delivery, and performance of this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors and shareholders of CLG.

         4.3 Absence of Default. None of the execution or the delivery of this Agreement or the Merger Agreement, the consummation of the transactions contemplated hereby or thereby, or the fulfillment of the terms hereof or thereof, will conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under, the articles of incorporation or bylaws of CLG. None of such execution, consummation, or fulfillment will conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under (i) any material agreement or instrument under which CLG is obligated or (ii) (assuming receipt of the approvals referred to in Section 2.2 hereof and the approval of the shareholders of CLG) violate any statute or regulation of any government or agency to which CLG is subject, any of which conflicts, breaches, defaults, or violations will prevent consummation of the Merger or have a material adverse effect on the business or operations of CLG taken as a whole.

         4.4 Capitalization. The authorized capitalization of CLG as of January 31, 1996 consisted of (i) 25,000,000 shares of CLG Class A common stock, $1.00 par value, of which 4,500 shares are presently outstanding, and (ii) 25,000,000 shares of Class B common stock, $1.00 par value, of which 500 shares are presently outstanding. All such outstanding shares of capital stock are duly authorized, validly issued, fully paid, and nonassessable. None of the capital stock of CLG is subject to any restrictions upon the transfer thereof under the terms of its articles of incorporation or bylaws. All of the issued and outstanding CLG Common Stock is owned by Dean E. Painter, Jr., Winifred P. Painter, Jill A. Painter and Michael K. Painter and none of such shareholders is the beneficial owner of or has the contractual right to own beneficially any additional shares of the issued and outstanding CLG Common Stock. For purposes of this Section 4.4, the term "beneficial owner" shall have the meaning provided in Rule 13d-3 (17 C.F.R. ss.240.13-3) of the Commission, as in effect on the date hereof. There are not outstanding any options, rights, securities, or warrants binding upon CLG that enable the holder thereof to purchase or otherwise acquire shares of any class of the capital stock of CLG.

         4.5 Financial Statements. CLG has Previously Disclosed copies of CLG's Financial Statements and, subject to year-end adjustment in the case of unaudited Financial Statements with respect to periods ended subsequent to January 31, 1996, such Financial Statements are true, complete, and correct in all material respects and fairly present the financial position of CLG as of the dates indicated and the results of operations, retained earnings and changes in cash flows for the periods then ended in conformity with generally accepted accounting principles applied on a consistent basis.

         4.6 Absence of Certain Developments. Since January 31, 1996, and prior to the date hereof, there has been (i) no material adverse change in the condition, financial or otherwise, of CLG or in the respective assets, properties, liabilities, or businesses of CLG, (ii) no incurrence by or subjection of CLG to any obligation or liability (whether fixed, accrued, or contingent) or commitment material to CLG not referred to in this Agreement, except such obligations or liabilities as were or may be incurred in the ordinary course of business; (iii) no declarations, setting aside, or payment of any special dividend or other distribution with respect to any class of capital stock of CLG; (iv) no material loss, destruction, or damage to any property of CLG, which loss, destruction, or damage is not adequately covered by insurance; and (v) no material acquisition or disposition of any asset or contract nor any other transaction by CLG other than for fair value in the ordinary course of business. Since such date and prior to the date hereof, CLG has conducted its business in all material respects only in the ordinary course and, to the best knowledge of CLG's management, in substantial compliance with all laws which govern the ownership of its properties and the conduct of its business.

         4.7 Books of Account; Corporate Records. The books of account of CLG are maintained in substantial compliance with all applicable legal and accounting requirements and, to the best knowledge of CLG's management, are maintained in such a manner as to reflect accurately their respective income and expenses and all of their respective assets, liabilities, and shareholders' equity. To the best knowledge of CLG's management, CLG has filed all material reports and returns required by any law or regulation to be filed by it, and it has duly paid or accrued on its books of account all taxes and charges due pursuant to such reports and returns, or assessed against it, including, without limitation, all such reports and statements, and all such assessments which CLG is required to have filed or paid, none of which reports, statements, or assessments has been the subject of any material objection by the applicable Regulatory Authorities. The minute books of CLG contain complete and accurate records in all material respects of the corporate actions of its shareholders and Board of Directors and of all committees thereof.

         4.8 Taxes. To the best knowledge of CLG's management, CLG has filed all material tax returns, reports, lists, and statements required to be filed by any federal, state, local, foreign, or other taxing jurisdiction of any nature whatsoever, and paid all taxes, assessments, and other governmental charges due upon it or its income, property, assets, or net worth (other than taxes or charges which are not yet delinquent, are being contested in good faith, have not been finally determined, or for which there are adequate reserves that were established on or before January 31, 1996), and no extensions for the time of any such payment have been requested or granted. No material additional assessments of tax by any governmental authority are, as of the date hereof, pending or, to the best knowledge of CLG's management, known to be pending, threatened, or in process of proposal, and no unexpired waivers or other extensions of the statute of limitations executed by or binding upon CLG with respect to federal or other income taxes or any other taxes are in effect as of the date hereof. In the opinion of CLG's management, the accruals and reserves made for tax liabilities in the January 31, 1996 audited balance sheet and the April 30, 1996 unaudited balance sheet are adequate for the payment of all federal, state, local, foreign, and other tax liabilities of any nature whatsoever of CLG or with respect to its assets and properties whether or not proposed, pending, threatened, or disputed, for all periods ending on or prior to such date.

         4.9 Qualification to Do Business. CLG is duly qualified and licensed to do business and is in good standing in all jurisdictions where the conduct of its business requires it to be qualified and licensed to do such business and where the failure to be so qualified and licensed could result in a material liability or adversely affect the operations and properties of CLG in any material respect.

         4.10 Insurance. CLG has in effect insurance coverage with reputable insurers, including blanket bond coverage, which coverage in respect of amounts, types, and risks insured is, in the opinion of CLG's management, adequate for the businesses conducted by it.

         4.11 Litigation. No action, suit, investigation, or proceeding is pending against, nor, to the best knowledge of CLG's management, has the threat of such been communicated to, CLG before any court or governmental agency, domestic or foreign, nor is there any basis for any other material action, suit, investigation, or proceeding which, in the judgment of legal counsel for CLG, has a reasonable prospect for success. On the date hereof, there is no action, suit, investigation, or proceeding brought by CLG which seeks damages in excess of $25,000. To the best knowledge of CLG's management, on the date hereof, there is no litigation, proceeding, or governmental investigation pending or threatened against CLG relating to the Merger.

         4.12 Brokerage; Advisors. Neither CLG, nor any of its officers, directors or employees, has employed any broker, finder, or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein. There are no claims for brokerage commissions, finder's fees, or similar compensation arising out of or due to any act of CLG in connection with the Merger or based upon any agreement or arrangement made by or on behalf of CLG. CLG has not entered into any agreement or understanding with any party relating to financial advisory services provided or to be provided with respect to the Merger. CLG shall indemnify and hold Centura harmless against any liability or expenses arising out of such a claim, agreement, or understanding.

         4.13 Properties. Except for property and assets leased or disposed of in the ordinary course of business, CLG owns, free and clear of any mortgage, pledge, lien, charge, or other encumbrance which would materially interfere with the business or operations of CLG, all of its real or personal property and other assets reflected in CLG's most recent Financial Statements or acquired by it subsequent to the date thereof. The real and personal property, if any, leased by CLG as lessee is free from any adverse claim which would materially interfere with the respective businesses or operations of CLG. All of the properties and equipment owned or leased by CLG as lessee are in normal operating condition, free from any known defects, except such minor defects as do not materially interfere with the continued use thereof in the conduct of the normal operations of CLG.

         4.14 Intangible Property. To the best knowledge of CLG's management, CLG owns or possesses the right, free of the claims of any third party, to use the trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses. To the best knowledge of CLG's management, no material product or service offered and no material trademark, service mark, or similar right used by them infringes any rights or any other person, and, as of the date hereof, CLG has not received written or oral notice of any claim of such infringement.

         4.15     Equipment Leases.

                  (a) Each lease pursuant to which CLG leases computer equipment to others ("Equipment Lease") is in full force and effect and constitutes the legal, valid and binding obligation of CLG and the lessee thereunder, enforceable in accordance with its terms, except as such invalidity or unenforceability would not materially and adversely affect the business and operations of CLG as a whole or as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

                  (b) Each Equipment Lease (i) serves as the functional equivalent of an extension of credit by CLG to the lessee thereunder, (ii) leases property (the "Equipment Lease Property") that was acquired by CLG specifically for the purpose of leasing such property or was acquired by CLG specifically for an earlier lease transaction, (iii) is "on a nonoperating basis", and (iv) has the effect of yielding a return that will compensate CLG for not less than CLG's full investment in the Equipment Lease Property plus the estimated total cost of financing the Equipment Lease Property over the term of the Equipment Lease, from (A) rentals, (B) estimated tax benefits, (C) estimated residual values that in no case exceed 25% of the acquisition cost of the Equipment Lease Property, and (D) in the case of Equipment Leases of not more than seven years, such additional amount, which does not exceed 60% of the acquisition cost of the Equipment Lease Property, as is provided by an unconditional guarantee by the lessee, independent third party or manufacturer determined to have the financial resources to meet such obligation.

                  (c) For purposes of subsection (b)(iii) of this Section 4.15, an Equipment Lease shall be considered to be "on a nonoperating basis" for the reason that CLG provides no servicing, repair, or maintenance in connection with the Equipment Lease Property during the term of the Equipment Lease.

         4.16     Employee Relations and Employee Benefit Plans.

                  (a) CLG has Previously Disclosed true and complete copies of any employee handbooks and any reports and/or plans prepared or adopted pursuant to the Equal Employment Opportunity Act of 1972, as amended. As of the date hereof, to the best knowledge of CLG's management, CLG is in all material respects in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice. As of the date hereof, to the best knowledge of CLG's management, no dispute exists between CLG and any of its employees regarding any employee organization, wages, hours, or conditions of employment which would materially interfere with the businesses or operations of CLG. As of the date hereof, there are no employment, consulting, labor, or collective bargaining agreements binding upon CLG. As of the date hereof, CLG is not aware of any attempts to organize a collective bargaining unit to represent any of its employees.

                  (b) CLG has Previously Disclosed a listing of any and all employee benefit plans, employment or severance agreements or similar arrangements to which CLG is or has ever been a party or by which it is or has ever been bound, legally or otherwise, including, without limitation, (i) any "employee welfare benefit plan" or "employee pension benefit plan" (within the meaning of Sections 3(1) and 3(2) of ERISA) (the "Benefit Plans"); (ii) any profit sharing, deferred compensation, bonus, stock option, stock purchase, equity-based compensation, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, (iii) any plan, agreement, or arrangement providing for "fringe benefits" or perquisites to employees, officers, directors or agents, including but not limited to benefits relating to CLG automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, disability, medical, dental, hospitalization, life insurance and other types of insurance (including, without limitation, any "voluntary employees' beneficiary association" (as defined in Section 501(c)(9) of the Code) or similar trust fund providing the same or similar benefits), or (iv) any employment agreement not terminable on thirty (30) days (or less) written notice or providing for an annual salary in excess of $.00. The plans, agreements and arrangements described in this Section 4.16 may be referred to herein as the "Benefit Arrangements." CLG has delivered to Centura true and complete copies of all documents and summary plan descriptions with respect to the Benefit Arrangements, or summary written descriptions of any of the Benefit Arrangements not otherwise in writing, along with (1) the most recent actuarial and financial reports and statements of assets and liabilities prepared with respect to any of the Benefit Arrangements, (2) the three most recent annual reports filed with any government agency with respect to any of the Benefit Arrangements, including, without limitation, all schedules thereto and financial statements with attached opinions of independent accountants, if required, and (3) all governmental rulings, advisory opinions and determination letters and any open requests for governmental rulings, advisory opinions or determination letters that pertain to any Benefit Arrangement. Subject to Section 2.13 of this Agreement, each of the Benefit Arrangements may be amended or terminated at any time by CLG or, after the Effective Time, by Centura.

                  None of the Benefit Arrangements is (i) a plan subject to Title IV of ERISA or (ii) a "multiemployer plan" (within the meaning of Section 3(37) of ERISA. CLG is not obligated to provide any post-retirement welfare benefits to its employees or former employees, including post-retirement health or life insurance coverage. To the best knowledge of CLG's management, there are no negotiations, demands or proposals that are pending or have been made which concern matters now covered, or that would be covered, by plans, agreements or arrangements of the type described in this Section 4.16(b).

                  (c) To the best knowledge of CLG's management, CLG has fully complied in all material respects with all provisions of ERISA and the Code and any and all other laws, rules, and regulations applicable to the Benefit Arrangements. All reports and descriptions of any Benefit Arrangements required by ERISA or the Code have been timely filed and distributed and, to the best knowledge of CLG's management, all notices required by ERISA, the Code, or any state or federal law or any ruling or regulation of any state or federal administrative agency with respect to all Benefit Arrangements have been appropriately given. CLG has received no written notice of the existence of any default or violation by any other party of ERISA or the Code or any other laws, rules or regulations applicable to the Benefit Arrangements. Other than routine claims for benefits, CLG has not received any written notice of any pending material claims or lawsuits which have been asserted or instituted against any of the Benefit Arrangements, the sponsor or administrator of any of the Benefit Arrangements, or against any fiduciary of any of the Benefit Arrangements with respect to the operation of such arrangement. CLG has not received any written notice of any pending investigation or pending enforcement action by the Internal Revenue Service, the Department of Labor or any other governmental agency with respect to any of the Benefit Arrangements.

                  (d) Each Benefit Plan which is intended to be qualified  under
Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that such plan is qualified under
Section 401(a) of the Code and that the trust under such plan is tax exempt under Section 501(a) of the Code. No such determination letter has been revoked or, to the best knowledge of CLG's management, threatened to be revoked and, to the best knowledge of CLG's management, no event has occurred that will or could give rise to disqualification or loss of tax-exempt status of any such plan or trust under such sections. To the best knowledge of CLG's management, no event has occurred that will or could subject any Benefit Plan to tax under Section 511 of the Code. To the best knowledge of CLG's management, CLG has no material liability under any such plan that is not reflected in the Financial Statements of CLG as of January 31, 1996. To the best knowledge of CLG's management, all contributions due on or prior to the date hereof to any Benefit Plan have been timely paid or provided for in accordance with ERISA and all other applicable federal and state statutes and regulations. To the best knowledge of CLG's management, no Benefit Plan has an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA).

                  (e) To the best knowledge of CLG's management, no "prohibited transaction" (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA, or prohibited by Section 4975 of the Code and not exempt under Section 4975(d) of the Code) has occurred with respect to any Benefit Plan (i) which would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or a penalty under Section 502 of ERISA, or (ii) the correction of which would have an adverse effect on the financial condition, results of operations, or business of CLG.

                  (f) Each of the Benefit Arrangements has been duly authorized by all necessary corporate action by CLG.

                  (g) To the best knowledge of CLG's management, each of the Benefit Arrangements which constitutes a "group health plan" (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, the standards and requirements of
Section 609 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. No event has occurred and no condition exists with respect to any such group health plan which would subject CLG to any excise tax under Section 4980B of the Code. Each such plan which is subject to Section 1862(b)(1) of the Social Security Act has been operated in compliance with the secondary payor requirements of such section. To the best knowledge of CLG's management, each of the Benefit Arrangements has been operated in compliance with the provisions of the Americans with Disabilities Act of 1990 and the Family and Medical Leave Act of 1993.

                  (h) To the best knowledge of CLG's management, neither CLG nor any administrator or fiduciary of any of such Benefit Plans (or agent or delegate of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner which could subject CLG to any direct or indirect liability for a breach of any fiduciary, cofiduciary, or other duty under ERISA (including, without limitation, any direct or indirect liability under Sections 502(c), 502(l), or 4071 of ERISA). To the best knowledge of CLG's management, no oral or written representation or communication with respect to any aspect of the Benefit Plans has been made to employees of CLG prior to the Effective Time which is not in accordance with the written or otherwise preexisting terms and provisions of such Benefit Plans in effect immediately prior to the Effective Time.

                  (i) CLG does not and has not employed the services of any "leased employees" (within the meaning of Section 414(n) of the Code) who must be taken into account for the requirements of Section 414(n)(3) of the Code.

         4.17 Contracts and Commitments. Except where the failure to do so does not constitute a material omission on the part of CLG, CLG has Previously Disclosed or made available to Centura or granted access to originals or copies of the following documents or summary descriptions of the following information relating to CLG, which copies or summary descriptions are complete and accurate as of the date hereof, except as otherwise expressly provided hereunder:

                  (i) organizational documents, and bylaws and any amendments thereto, as well as minutes of all meetings of the shareholders and Board of Directors and committees thereof since January 1, 1990;

                  (ii) all employment contracts, individual commission plans, consultation after retirement, and any other remuneration arrangements applicable to employees of CLG, accompanied by any agreements embodying such contracts or arrangements, and any actuarial reports and audits relating to such plans; and

                  (iii) all federal and state tax returns filed for the fiscal years 1994, 1995, and 1996 (if available), copies of the most recent federal and state revenue agency examinations, and all tax rulings received from the Internal Revenue Service since January 1, 1990.

         4.18 No Materially Adverse Contracts or Other Types of Agreements. Without limiting any of the foregoing representations and warranties, on the date hereof:

                  (i) All policies of insurance (including surety and blanket bonds) insuring any material risks of CLG are in force on the date hereof and CLG is not in any material default with respect to any such policies; and

                  (ii) (a) Each lease, contract, mortgage, promissory note, deed of trust, loan, credit arrangement, or other commitment or arrangement of CLG is in all material respects valid and enforceable in accordance with its terms (except as such invalidity or unenforceability would not materially and adversely affect the business and operations of CLG as a whole or as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors rights generally and except that the availability of equitable remedies is within the discretion of the appropriate court) and is not subject to termination as a result of the Merger without the consent of any other party, and (b) CLG is not in default in any material respect under any such lease, contract, mortgage, promissory note, deed of trust, loan, or other commitment or arrangement, which default would materially and adversely affect the business and operations of CLG as a whole.

         4.19     Environmental Matters.

                  (a) For purposes of this section and Section 7.11, the "Premises" means and includes, collectively, all the real property owned in fee or leased by CLG as lessee, which real property shall be Previously Disclosed pursuant hereto.

                  (b) For purposes of this section, "Hazardous Materials" means and includes petroleum products, any flammable explosives, asbestos or any material containing asbestos, and/or any hazardous or toxic waste, chemical, substance or material defined as such by the United States Environmental Protection Agency, the United States Department of Labor, the North Carolina Department of Environment, Health, and Natural Resources, the North Carolina Department of Labor, the North Carolina Department of Crime Control and Public Safety, or for the purpose of or by any Environmental Laws as may now or at any time hereafter be in effect.

                  (c) For purposes of this section, "Environmental Laws" means and includes the federal Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right to Know Act, the Occupational Safety and Health Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Coastal Area Management Act, any North Carolina laws or rules implementing the aforementioned federal laws, any "Superlien" law, the North Carolina Oil Pollution and Hazardous Substances Control Act, the North Carolina Hazardous Chemicals Right to Know Act, or any other decree regulating, relating to, or imposing liability, responsibility or standards of conduct applicable to environmental conditions and/or releases (or potential releases) of Hazardous Materials in, on, at or affecting the Premises, as such may now or at any time hereafter be defined or in effect.

                  (d) CLG hereby represents and warrants to Centura for the purposes of this Agreement and the contemplated transfer, sale and conveyance of the Premises that:

                           (i) To the best  knowledge  of CLG's  management,  no
                  Hazardous Materials have been used or placed in, on or at the Premises in violation of, and the Premises are presently in compliance with, all applicable Environmental Laws, and there are no circumstances presently existing in, on, at or relating to the Premises which would result in violation of any applicable Environmental Law;

                           (ii) To the best knowledge of CLG's  management,  CLG
                  has not caused or permitted the installation, storage, treatment, disposal, discharge, release or threatened release of Hazardous Materials in, on, at or from the Premises in violation of any Environmental Law nor has engaged in, or has knowledge of, any activity on or in the vicinity of the Premises which resulted in, the presence or release of any Hazardous Materials which may impact the condition of the Premises;

                           (iii) To the best knowledge of CLG's  management,  as
                  of the Closing Date, the Premises shall be free of the presence of Hazardous Materials, except for those materials used in the ordinary course of business by CLG;

                           (iv) To the best knowledge of CLG's  management,  CLG
                  has complied in all material respects with, and have caused the Premises to comply in all material respects with, all applicable Environmental Laws relating to or affecting the Premises, and the Premises are free and clear of any liens imposed pursuant to any applicable Environmental Laws;

                           (v) To the best  knowledge of CLG's  management,  CLG
                  has, and at all times have had and/or maintained, all licenses, permits and other governmental or regulatory authority necessary for compliance with all applicable Environmental Laws;

                           (vi) To the best knowledge of CLG's  management,  CLG
                  has complied in all material  respects with all  Environmental
                  Laws relating specifically to notification, registration, record keeping, installation, financial responsibility, leak detection, equipment, facilities, activities, and operations on the Premises;

                           (vii) There is not now pending or, to the best knowledge of CLG's management, threatened any action, suit, investigation or proceeding against CLG or the Premises (or against any other party relating to the Premises) seeking to enforce any right or remedy under any Environmental Laws;

                           (viii) CLG is not now,  nor has been,  subject to any
                  order, nor, to the best knowledge of CLG's management, been threatened with any enforcement action, received any notice, or received any request for information or any other demand or inquiry pursuant to any Environmental Law with respect to the Premises or any activity or condition in, on, at or relating to the Premises;

                           (ix) CLG  immediately  shall  give  Centura  oral and
                  written notice in the event that CLG receives any notice from any governmental agency, entity or any other party with regard to Hazardous Materials in, on, at or affecting the Premises; and

                           (x) CLG shall  provide  to  Centura  on or before the
                  Closing Date, and CLG has a continuing obligation to provide to Centura, copies of all information in its possession, under its control or available to it concerning the environmental condition of the Premises and any and all properties adjacent to the Premises, the condition of which would affect the condition of Premises.

         4.20 Information  Furnished.  Each  representation and warranty in this
Article IV and all information furnished or to be furnished to Centura pursuant to the terms of this Agreement, other than information prepared by parties other than CLG, as of the date hereof or the date furnished, are and shall be true, accurate, and complete in all material respects.


                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES BY CENTURA

         Except as Previously Disclosed, which disclosures shall be by specific reference to the applicable section or sections of this Article V, Centura represents and warrants as follows:

         5.1 Organization, Good Standing, and Authority. Centura is a corporation duly organized, validly existing, and in good standing under the laws of the State of North Carolina. Centura is a bank holding company duly registered pursuant to the BHC Act and the North Carolina Bank Holding Company Act of 1984, and it has all requisite corporate power and authority to enter into and carry out the provisions of this Agreement. Centura is not in violation of its organizational documents or bylaws, or of any applicable federal or state law or regulation in any material respect, or in default with respect to any order, writ, injunction, or decree of any court, or in default under any order, license, regulation, or demand of any governmental agency, any of which violations or defaults would materially and adversely affect any of its businesses, properties, financial position, or results of operations taken as a whole. Centura has all requisite corporate power and authority to conduct its business as now conducted or proposed to be conducted, and to own and operate and lease the properties and assets used in such business.

         5.2 Binding Obligations; Due Authorization. This Agreement constitutes, and the Merger Agreement, upon execution and delivery will constitute, valid and binding obligations of Centura and CBI, subject to required regulatory approvals, will be enforceable against them in accordance with the terms of such documents, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court. The execution, delivery, and performance of this Agreement and the Merger Agreement, and the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors of Centura, and the Merger Agreement and the transaction contemplated thereby, will be duly authorized by the Board of Directors of CBI prior to the Effective Time.

         5.3 Absence of Default. None of the execution or the delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated hereby or thereby, or the fulfillment of the terms hereof or thereof, will conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Centura. None of such execution, consummation, or fulfillment will conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under (i) any agreement or instrument under which Centura is obligated, or (ii) (assuming receipt of the approvals referred to in Section 2.2 hereof) violate any statute or regulation of any government or agency to which Centura is subject, any of which conflicts, breaches, defaults, or violations will prevent consummation of the Merger or have a material adverse effect on the business or operations of Centura.

         5.4 Capitalization. The authorized capital stock of Centura as of June 30, 1996 consisted of (i) 50,000,000 shares of Common Stock, without par value, of which 22,499,295 shares are presently outstanding, and (ii) 25,000,000 shares of Preferred Stock, without par value, none of which has been issued or is presently outstanding. All such outstanding shares of capital stock are duly authorized, validly issued, fully paid, and nonassessable. None of the capital stock of Centura is subject to any restrictions upon the transfers thereof under the terms of its Articles of Incorporation or Bylaws. In addition, as of June 30, 1996, Centura had reserved for issuance under Centura's Omnibus Equity Compensation Plan and certain other equity compensation plans assumed from predecessor corporations an adequate number of shares of Centura Common Stock, including the amount for which options to purchase shares have been granted and are currently outstanding. Other than the foregoing, there are not outstanding any options, rights, securities, or warrants binding upon Centura or upon its shareholders that enable the holder or holders thereof to purchase or otherwise acquire shares of Centura Common Stock.

         5.5 Financial Statements. Centura has Previously Disclosed copies of Centura's Financial Statements and such Financial Statements are true, complete, and correct in all material respects and fairly present the consolidated financial position of Centura and Centura Bank as of the dates indicated and the consolidated results of operations, retained earnings and changes in financial position or cash flows for the periods then ended in conformity with generally accepted accounting principles applied on a consistent basis.

         5.6 Filing of Reports. Centura has timely filed all reports required to be filed with the applicable Regulatory Authorities and such reports, as filed, complied in all material respects with applicable law and regulations. Centura has filed all SEC Documents required to be filed by the Securities Laws and all documents required by any applicable state securities laws and such SEC Documents and other documents, as filed, complied in all material respects with the Securities Laws and such state securities laws.

         5.7 Absence of Certain Developments. Since December 31, 1995 and prior to the date hereof, there has been (i) no material adverse change in the condition, financial or otherwise, of Centura or in the assets, properties, liabilities, or businesses of Centura; (ii) no occurrence by or subjection of Centura to any material obligation or liability (whether fixed, accrued, or contingent) or commitment not referred to in this Agreement and such obligations or liabilities as were or may be incurred in the ordinary course of business;
(iii) no declarations, setting aside, or payment of any dividend or other distribution with respect to the capital stock of Centura, except for regular quarterly dividends paid or to be paid with respect to such stock; (iv) no material loss, destruction, or damage to any property of Centura, which loss, destruction, or damage is not adequately covered by insurance; and (v) no material acquisition or disposition of any asset or contract nor any other transaction by Centura other than for fair value. Since such date and prior to the date hereof, Centura has conducted its business in substantial compliance with all laws which govern the ownership of its property and the conduct of its business.

         5.8 Loan Loss Allowances. The allowances for loan losses set forth in Centura's most recent Financial Statements are adequate in the opinion of Centura's management, as of the date thereof, to absorb reasonably anticipated losses in the loan and lease portfolios of Centura and Centura Bank in view of the size and character of such portfolios, current economic conditions, and other pertinent factors.

         5.9 Taxes. Centura has filed all material tax returns, reports, lists, and statements required to be filed by any federal, state, local, foreign or other taxing jurisdiction of any nature whatsoever, and paid all taxes, assessments, and other governmental charges due to any of the said taxing jurisdictions upon it or its income, property, assets, or net worth (other than taxes or charges which are not yet delinquent, are being contested in good faith, have not been finally determined, or for which there are adequate reserves that were established on or before December 31, 1995), and no extensions for the time of any such payment have been requested or granted. No material additional assessments of tax by any governmental authority are, as of the date hereof, pending or, to the best knowledge of Centura's management, known to be pending, threatened, or in process of proposal, and no unexpired waivers or other extensions of the statute of limitations executed by or binding upon Centura with respect to federal or other income taxes or any other taxes are in effect as of the date hereof. In the opinion of Centura's management, the accruals and reserves made for tax liabilities in the Financial Statements are adequate for the payment of all federal, state, local, foreign, and other tax liabilities of any nature whatsoever of Centura or with respect to any asset or property of Centura, whether or not proposed, pending, threatened, or disputed, for all periods ending on or prior to the date thereof.

         5.10 Qualification to Do Business. Centura is duly qualified and licensed to do business and is in good standing in all jurisdictions where the conduct of its business requires it to be qualified and licensed to do such business and where the failure to be so qualified and licensed could result in liability or adversely affect the operations and properties of Centura in any material respect.

         5.11 Insurance. Centura has in effect insurance coverage with reputable insurers, including blanket bond coverage, which coverage in respect of amounts, types, and risks insured is, in the opinion of Centura's management, adequate for the businesses conducted by it.

         5.12 Litigation. No action, suit, investigation or proceeding is pending or threatened against Centura before any court or governmental agency, domestic or foreign, which, if decided against Centura, will have a material adverse effect on the financial condition of Centura on a consolidated basis; nor, to the best knowledge of the management of Centura, is there any basis for any other material action, suit, investigation, or proceeding which, in the judgment of legal counsel to Centura, has a reasonable prospect for success. Centura further represents that there is no litigation, proceeding, or governmental investigation pending or threatened against Centura relating to any of the transactions contemplated by this Agreement.

         5.13 Brokerage; Advisors. There are no claims for brokerage commissions, finder's fees, or similar compensation arising out of or due to any act of Centura in connection with the transactions contemplated by this Agreement or based upon any agreement or arrangement made by or on behalf of Centura, and Centura has not entered into any agreement or understanding with any party relating to financial advisory services provided or to be provided with respect to the transactions contemplated by this Agreement. Centura shall indemnify and hold CLG harmless against any liability or expenses arising out of such a claim, agreement, or understanding.

         5.14 Books of Account; Corporate Records. The books of account of Centura are maintained in substantial compliance with all applicable legal and accounting requirements and in such a manner as to reflect accurately each respective item of income and expense and all of its assets, liabilities, and shareholders' equity. To the best knowledge of Centura's management, Centura has filed all material reports and returns required by any law or regulation to be filed by it, and it has duly paid or accrued on its books of account all taxes and charges due pursuant to such reports and returns, or assessed against it, including, without limitation, all such reports and statements, and all such assessments which it is required to have filed or paid, none of which reports, statements, or assessments has been the subject of any material objection by the appropriate Regulatory Authorities. The minute books of Centura contain complete and accurate records in all material respects of the corporate actions of its shareholders and Board of Directors and of all committees thereof.

         5.15 Information  Furnished.  Each  representation and warranty in this
Article V, all information Previously Disclosed to CLG, and all information otherwise furnished or to be furnished to CLG pursuant to the terms of this Agreement, as of the date hereof or the date furnished, are and shall be true, accurate, and complete in all material respects.


                                   ARTICLE VI

                      ACCESS TO AND INFORMATION CONCERNING
                             PROPERTIES AND RECORDS

         6.1 Access by Centura. CLG, to the extent permitted by law and except for certain information covered by confidentiality agreements between CLG and other parties relating to a possible acquisition of CLG by such parties, shall give Centura, its counsel, accountants, investment bankers, and other representatives full access, at reasonable times and upon reasonable notice throughout the period through the Effective Time, to all of CLG's properties, books, contracts, commitments, and records, and CLG shall furnish to Centura during such period all such information concerning CLG and its affairs as Centura may reasonably request. In addition, CLG shall also make its officers available to discuss with Centura's representatives the substance of all documents, financial statements, and other information provided by CLG to Centura and such other matters as Centura shall deem pertinent to the transactions contemplated by this Agreement.

         6.2 Access by CLG. For purposes of this Section 6.2, the term "Centura" shall include Centura and Centura Bank. Centura, to the extent permitted by law, shall give CLG, its counsel, accountants, investment bankers, and other representatives access, at reasonable times and upon reasonable notice throughout the period through the Effective Time, to such information relating to Centura and to be specified by CLG as shall be reasonably necessary and appropriate under the then circumstances for CLG to confirm the accuracy of the representations and warranties set forth in Article V hereof and to carry out the transactions contemplated by this Agreement. In addition, Centura shall also make its officers available to discuss with CLG's representatives the substance of all documents, financial statements, and other information provided by Centura to CLG and such other matters as CLG shall deem pertinent to the transactions contemplated by this Agreement.

         6.3 Information Related to Opinions. Each party will provide all information reasonably requested by Poyner & Spruill, L.L.P. in connection with
(i) its issuance of the Tax Opinion and the Securities Opinion, and (ii) the closing in reliance on such Tax Opinion and Securities Opinion. Each party shall also, to the extent reasonably requested by Poyner & Spruill, L.L.P., verify all such information as required by Poyner & Spruill, L.L.P. in connection with its issuance of the Tax Opinion or Securities Opinion, which verification shall include, without limitation, the delivery to Poyner & Spruill, L.L.P., on or prior to the Closing Date, of a letter containing certain factual representations relating to the Tax Opinion by each party (which letter shall be prepared and provided to each party by Poyner & Spruill, L.L.P.).

                                   ARTICLE VII

                          AFFIRMATIVE COVENANTS OF CLG

         Except as otherwise consented to or waived by Centura in writing, CLG covenants that, throughout the pendency of this Agreement, it will:

         7.1 Operation of Business. Maintain and operate its business only in the usual, regular, and ordinary manner appropriate to entities of comparable size and character in accordance with past practices and comply in all material respects with all applicable laws, regulations, orders, judgments, and decrees except where CLG is in good faith contesting the validity of any of the foregoing; and, to the extent consistent with such operation and sound business practices as determined in good faith by CLG, make all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its present relationships with depositors, suppliers, customers, and others having business dealings with it.

         7.2 Payment of Taxes. Punctually pay and discharge all taxes, assessments, and other governmental charges lawfully imposed upon them or any of their property, or upon the income and profits thereof; provided, however, that nothing herein contained shall prohibit CLG from contesting in good faith and by appropriate proceedings the validity of any tax, assessment, or governmental charge; and, provided further, that any such contested assessment or charge shall be reported to Centura.

         7.3 Substantial Litigation; Adverse Condition. Promptly upon receipt of notice, notify Centura of (i) the commencement of any litigation against CLG seeking damages in excess of $25,000 or threatening the consummation of the Merger, or (ii) the existence of severe and adverse business conditions which, in the reasonable opinion of CLG's management, threatens the continued, normal business operations of CLG as a whole.

         7.4 Properties. At all times maintain, preserve, and keep all properties in a satisfactory condition so as to ensure their normal use in its business operations, except where failure to do so would not materially and adversely affect the business or operations of CLG as a whole.

         7.5 Contracts. Perform all obligations under all material contracts, leases, and documents relating to or affecting its assets, properties, and business, except where failure to do so would not materially and adversely affect the business or operations of CLG as a whole.

         7.6 Insurance. Maintain in full force and effect insurance in amount and scope of coverage which, in the judgment of CLG's management, is consistent with the nature and scope of all activities as conducted now or in the future by CLG.

         7.7 Filings and Financial Statements. Provide Centura promptly with each quarterly balance sheet, statement of income, statement of retained earnings and statement of cash flows prepared by CLG.

         7.8 Accounting Principles and Practices. Maintain all of its books and records, including all financial statements, in accordance with accounting principles and practices consistent with those used for its most recent financial statements, except for changes in such principles and practices required by federal or state regulation or under generally accepted accounting principles.

         7.9 Rule 145. Not later than 30 days after the date of this Agreement, CLG shall deliver to Centura a letter identifying all persons who will be (in the opinion of CLG and its counsel, which opinion is concurred in by Centura and its counsel), at the time the Merger is submitted to a vote of shareholders of CLG, "affiliates" of CLG for purposes of Rule 145 under the Securities Act. CLG shall thereafter advise said affiliates in writing (which written notice shall be prepared and provided to CLG by Centura and which shall be reviewed and approved by CLG and its counsel prior to its delivery to such affiliates) of the restrictions on resale of securities contained in Rule 145, the permissible methods of resale available under Rule 145, and the imposition of the restrictive legend and stop transfer orders referred to in the last sentence of this Section 7.9. Prior to the Effective Date, CLG shall deliver to Centura a written agreement signed by each of said affiliates (which agreement shall be prepared and provided to CLG by Centura and which shall be reviewed and approved by CLG and its counsel prior to its execution by such affiliates) stating that he or she will not sell, pledge, transfer, or otherwise dispose of the shares of CLG Common Stock held by such person prior to the Effective Time and will not sell, pledge, transfer, or otherwise dispose of the shares of Centura Common Stock to be received by such person upon consummation of the Merger (i) except in compliance with applicable provisions of the Securities Act, and (ii) until such time as the financial results governing at least thirty (30) days of combined operations of CBI and CLG have been published within the meaning of
Section 201.01 of the Commission's Codification of Financial Reporting Policies and Accounting Series Release Nos. 130 and 135 published by the Commission thereunder. Such written advice and agreement shall be approved in advance by counsel to Centura. All certificates representing shares of Centura Common Stock delivered to such affiliates shall bear appropriate legends referring to the aforementioned restrictions, and Centura shall instruct its stock transfer agent to impose stop orders with respect to such certificates.

         7.10 Approval of Shareholders. CLG will take such action as is necessary to cause its shareholders to act upon this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

         7.11 Environmental Assessment. CLG shall permit Centura to have performed, at Centura's sole discretion, either a Phase I or a Phase II Environmental Site Assessment and any other investigation and exploration that Centura, in its sole discretion and cost, deems necessary, of each parcel of the Premises by an individual or organization acceptable to Centura. Such assessment, investigation or exploration shall include, without limitation, such matters as shall be applicable to each parcel of the Premises, and as may be specified by Centura in a writing referring specifically to this Section 7.11.


                                  ARTICLE VIII

                        AFFIRMATIVE COVENANTS OF CENTURA

         Except as otherwise consented to or waived by CLG in writing, Centura covenants that, throughout the pendency of this Agreement, it will:

         8.1 Maintenance of Existence. Maintain its existence as a bank holding company under the BHC Act and applicable state laws regarding bank holding companies, cause Centura Bank to maintain its existence as a North Carolina bank, and conduct, and cause Centura Bank to conduct, its and their respective businesses in compliance with all material obligations and duties imposed on it and them by laws, governmental regulations, rules, and ordinances, and judicial orders, judgments, and decrees applicable to Centura and Centura Bank, or its or their respective businesses or properties, except where Centura or Centura Bank in good faith and by appropriate proceedings contests the validity of any of the foregoing.

         8.2 Filings with Commission. Provide CLG promptly with a copy of any and all filings made with the Commission subsequent to the date of this Agreement and prior to the Closing Date.

         8.3 Fairness Hearing. Prepare and file the Application for Fairness Hearing with the Secretary of State of North Carolina, as Administrator under the North Carolina Securities Act, to seek a hearing with respect to the fairness of the terms and conditions of the Merger.

         8.4 Accounting Principles and Practices. Maintain all of its books and records, and cause Centura Bank to maintain all of its books and records, including all financial statements, in accordance with accounting principles and practices consistent with those used for its December 31, 1995 financial statements, except for changes in such principles and practices required under generally accepted accounting principles.

         8.5 Issuance and Reservation of Centura Common Stock. As and when required to consummate the Merger, issue the shares of Centura Common Stock for which and into which shares of the CLG Common Stock issued and outstanding at the Effective Time are to be exchanged and converted as provided in Article III hereof.

         8.6 Listing of Centura Common Stock with New York Stock Exchange. Centura shall prepare and file with the New York Stock Exchange (the "NYSE") all applications and materials prescribed by applicable regulations and policies of the NYSE, and shall take any and all such other actions, as may be required to list the Centura Common Stock to be issued to the shareholders of CLG in connection with the Merger with the NYSE.

         8.7 Payment of Taxes. Punctually pay and discharge, all taxes, assessments, and other governmental charges lawfully imposed upon it or its subsidiaries or any of its or their respective properties, or upon the income and profits thereof; provided, however, that nothing herein contained shall prohibit Centura or Centura Bank from contesting in good faith and by appropriate proceedings the validity of any tax, assessment, or governmental charge; and, provided further, that any such contested assessment or charge shall be reported to CLG.

         8.8 Substantial Litigation; Adverse Condition. Promptly upon receipt of notice, notify CLG of (i) the commencement of any litigation against Centura or Centura Bank seeking damages in excess of $500,000 or threatening the consummation of the Merger, or (ii) the existence of severe and adverse business conditions threatening the continued, normal business operations of Centura or Centura Bank.

         8.9 Properties. At all times maintain, preserve, and keep all properties in a satisfactory condition so as to ensure their normal use in the respective business operations of Centura and Centura Bank, except where failure to do so would not materially or adversely affect the business or operations of either Centura or Centura Bank.

         8.10 Contracts. Perform all obligations under all material contracts, leases, and documents relating to or affecting the respective assets, properties, and business of Centura or Centura Bank, except where failure to do so would not materially or adversely affect the business or operations of either Centura or Centura Bank.

         8.11 Insurance. Maintain in full force and effect insurance in amount and scope of coverage which, in the judgment of Centura's management, is consistent with the nature and scope of all activities as are conducted now or will be conducted in the future by Centura or Centura Bank.

         8.12 Stock Repurchases. The parties acknowledge that, between the date of this Agreement and the Closing Date, Centura may repurchase a number of the shares of Centura Common Stock which will be issued in the Exchange. Such stock repurchases shall be consummated in accordance with the safe harbor provisions set forth in Rule 10b-18(b) promulgated under the Exchange Act and shall otherwise be consummated in a manner and at a time so as to not result in artificial changes to the trading price of Centura Common Stock.

                                   ARTICLE IX

                            NEGATIVE COVENANTS OF CLG

         CLG covenants that,  throughout the pendency of this Agreement,  unless
(i) specifically provided herein or permitted hereunder, or (ii) Centura shall have consented in writing to an exception to any such covenant, it will not:

         9.1  Amendments.  Amend the articles of incorporation or bylaws of CLG.

         9.2 Capitalization. Authorize or establish any other class of capital stock.

         9.3 Long-Term Indebtedness. Incur any indebtedness for money borrowed that becomes due and payable more than one year after such incurrence; provided, however, that the foregoing shall not prohibit CLG from incurring such indebtedness (i) in the ordinary course of its business, (ii) for the purpose of financing capital expenditures permitted by Section 9.8 hereof, and (iii) for the purpose of refinancing any indebtedness existing on the date hereof or permitted by this Agreement on terms at least as favorable to CLG, so long as the consummation of the Merger or any related transaction will not constitute a violation of any term of any such indebtedness.

         9.4 Hypothecations. Except in the ordinary course of conducting operations, purchase, redeem, retire, or otherwise acquire, or hypothecate, pledge, or otherwise encumber, any shares of any class of its capital stock.

         9.5 Dividends. Declare, set aside, or pay dividends on any shares of any class of capital stock or make any other distribution of assets to the holders of any shares of any class of capital stock.

         9.6 Employee Benefits. Enter into or institute any employment contract, deferred compensation, bonus, stock option, profit-sharing, pension, retirement, or insurance plan, or similar employee benefit plan or program, or terminate or materially amend any such employee benefit or stock option plan or program now in existence, grant any stock option under any stock option plan or program now in existence, or, except in the ordinary course of business and consistent with past practices or except in connection with certain individual compensation plans entered into from time to time by CLG with certain of its employees, increase the salaries and other compensation payable to its directors, officers, and employees.

         9.7 Inconsistent Agreements. Enter into any agreement, understanding, or commitment, written or oral, with any other party which is inconsistent in any material respect with the obligations of CLG arising under this Agreement.

         9.8 Capital Improvements. Effect any single capital improvement or single purchase of equipment or furnishings other than in the ordinary course of business involving an expenditure in excess of $50,000. All expenditures in excess of such amount contemplated by CLG as of the date hereof are Previously Disclosed and are hereby consented to by Centura, provided that the aggregate expenditures for all projects Previously Disclosed shall not exceed $100,000.

         9.9 Acquisition of Control. Acquire direct or indirect ownership or control of voting shares or securities convertible into voting shares of, or any other interest in, any presently non-affiliated corporation, any newly-organized business entity, any joint venture or other entity, other than shares or interests acquired in the ordinary course of business in a fiduciary or custodial capacity or as a result of debts previously contracted.

         9.10 Other Acquisitions and Mergers. Initiate, propose, or otherwise solicit from any person, corporation, or other group acting in concert any bids or offers to purchase or acquire CLG, cause CLG to merge into or consolidate with any other corporation or person or permit any other corporation to be merged or consolidated with it, or acquire all or any substantial part of the assets of any other corporation or person not affiliated with CLG as of the date hereof.

         9.11 Sale of Assets. Sell or lease all or any material portion of its assets or business other than in the ordinary course of business.


                                    ARTICLE X

                          NEGATIVE COVENANTS OF CENTURA

         Centura covenants that, throughout the pendency of this Agreement, unless (i) specifically provided herein or permitted hereunder, or (ii) CLG shall have consented in writing to an exception to any such covenant, it will not:

         10.1 Senior Securities. Authorize, create or issue any class of capital stock which ranks prior to the Centura Common Stock in respect of dividend payments or of distributions or payments upon liquidation of Centura, or amend its Articles of Incorporation so as to adversely affect the rights of the CLG shareholders (as if they were holders of the Centura Common Stock on the date hereof) in respect of dividend payments or of distributions or payments upon liquidation of Centura.

         10.2 Dividends. Declare, set aside, or pay dividends on any shares of any class of capital stock or make any other distribution of assets to the holders of any shares of any class of capital stock, other than (i) dividends by Centura Bank to Centura, (ii) Centura's regular quarterly cash dividends payable with respect to shares of Centura Common Stock in amounts generally consistent with Centura's past practice, and (iii) stock dividends or splits payable with respect to shares of Centura Common Stock. The payment of any and all dividends by Centura to its shareholders or by Centura Bank to Centura shall be subject to all applicable federal and state laws and regulations.

         10.3 Inconsistent Agreements. Enter into any agreement, understanding, or commitment, written or oral, with any other party which is inconsistent in any material respect with the obligations of Centura arising under this Agreement or which would prevent Centura from completing the transactions contemplated by this Agreement.


                                   ARTICLE XI

                                 INDEMNIFICATION

         11.1 Indemnification by Centura. From and after the Closing Date, Centura shall defend, indemnify and hold harmless CLG and Dean E. Painter, Jr. from and against any and all liabilities, claims, damages, loss, costs and expenses, including reasonable legal fees, arising out of the inaccuracy or nonfulfillment of any representation or warranty, or the breach of any covenant or agreement, made by Centura in this Agreement; provided, however, that the obligations of Centura set forth in this Section 11.1 with respect to damages suffered by CLG and/or Dean E. Painter, Jr. shall be limited to CLG's and/or Dean E. Painter, Jr.'s actual damages resulting therefrom and shall not extend to any consequential damages arising in connection therewith or as a result thereof. In addition, from and after the Closing Date, Centura shall defend, indemnify and hold harmless each of the directors and officers of CLG to the fullest extent of the law from and against any and all liabilities, claims, damages, loss, costs, and expenses, including reasonable legal fees, arising out of any and all acts performed or omissions made by such persons during the periods in which they were directors and officers of CLG. The provisions of the foregoing sentence are intended by the parties to this Agreement to create personal rights in the directors and officers of CLG, who shall be deemed to be third party beneficiaries of thereof.

         11.2 Indemnification by CLG. From and after the Closing Date, CLG shall defend, indemnify and hold harmless Centura from and against any and all liabilities, claims, damages, loss, costs and expenses, including reasonable legal fees, arising out of the inaccuracy or nonfulfillment of any representation or warranty, or the breach of any covenant or agreement, made by CLG in this Agreement, provided, however, that the obligations of CLG set forth in this Section 11.2 with respect to damages suffered by Centura shall be limited to Centura's actual damages resulting therefrom and shall not extend to any consequential damages arising in connection therewith or as a result thereof.

         11.3 Indemnification by Dean E. Painter, Jr. From and after the Closing Date, Dean E. Painter, Jr. shall defend, indemnify and hold harmless Centura from and against any and all liabilities, claims, damages, loss, costs and expenses, including reasonable legal fees, arising out of the inaccuracy or nonfulfillment of any representation or warranty, or the breach of any covenant or agreement, made by CLG in this Agreement, provided, however, that the obligations of Dean E. Painter, Jr. set forth in this Section 11.3 with respect to damages suffered by Centura shall be limited to Centura's actual damages resulting therefrom and shall not extend to any consequential damages arising in connection therewith or as a result thereof. The obligations of Dean E. Painter, Jr. set forth in this Section 11.3 are joint and several with the obligations of CLG set forth in Section 11.2 above. To the extent that Dean E. Painter, Jr. becomes liable to Centura under this Section 11.3, such liability may be satisfied by the delivery by Dean E. Painter, Jr. to Centura of an amount of Centura Common Stock equal in value to the amount of such liability, the value of which stock shall be based upon the closing price of Centura Common Stock on the NYSE Composite Tape on the trading day immediately prior to the date of such delivery.

         11.4 Notification; Right to Contest and Defend. Promptly after receipt by a party of notice of any claim or the commencement of any action, a party ("Indemnitee") shall, if a Claim in respect thereof is to be made against the other party ("Indemnitor") pursuant to this Article XI, notify the Indemnitor in writing of the claim or the commencement of that action. The Indemnitor shall be entitled, through counsel reasonably satisfactory to the Indemnitee, at the Indemnitor's cost and expense, to contest any such claim by all appropriate legal proceedings; provided, however, that the Indemnitor first notifies the Indemnitee of its intention to do so within 30 days after receipt of such notice from the Indemnitee. If the Indemnitor joins in any such contest, the Indemnitor shall have full authority to determine all action to be taken with respect thereto except that no settlement binding Indemnitee or any officer, director, employee or affiliate of an Indemnitee to relief against the Indemnitee shall be agreed to by Indemnitor without satisfactory prior arrangements between the Indemnitor and the Indemnitee to assure the Indemnitee that the Indemnitor will have sufficient funds available to satisfy any award for which it will have the obligation to indemnify Indemnitee. If, after the opportunity of defense granted hereunder, the Indemnitor elects not to contest any such claim, the Indemnitor shall be bound by the result obtained with respect thereto by the Indemnitee. If requested by a party, the other party shall cooperate fully with the requesting party and its counsel in contesting any such claim or, if appropriate, in making any counterclaim or cross-complaint against the party asserting the claim, but a party will reimburse the other party for any reasonable expense incurred in so cooperating.

         11.5 Limitation on Indemnification Liability. Indemnification obligations of the parties under this Agreement shall expire on the third anniversary of the Closing Date except as to any claim of which Centura has given written notice to CLG and Dean E. Painter, Jr. or CLG and Dean E. Painter, Jr. have given written notice to Centura (as the case may be) before the third anniversary of the Closing Date.

         11.6 Survival of Indemnification. The indemnification obligations of the parties under this Agreement shall be the sole remedy for any liability or claim arising under or by reason of this Agreement, and are in lieu of any and all other rights and remedies the parties may otherwise have by contract or law. Each party represents and warrants that all information concerning it which is included in any statement and application made to any governmental agency in connection with the transactions contemplated by this Agreement shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Each party agrees at any time upon the request of the other to furnish to the other a written letter or statement confirming the accuracy of the information contained in any statement or application, or in any draft of any such document, and confirming that the information contained in such document or draft was furnished expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or draft or indicating the information not furnished expressly for use therein. The indemnity agreement contained in this Article XI shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the other party.

         11.7 Limitation on Amount. No party shall have any liability to the other under this Article XI until the total of all claims asserted against either exceeds $250,000 and then only for the amount of such claims in excess of $250,000. The liability of any party hereunder shall not exceed $3,000,000 in the aggregate. For purposes of this Section 11.7, CLG and Dean E.
Painter, Jr. shall be deemed to constitute one party.


                                   ARTICLE XII

                       CONDITIONS PRECEDENT TO THE CLOSING

         In addition to the general  conditions  contained in  subsections  (a),
(b), (c), (d) and (e) of Section 2.7 hereof, the following are conditions to the closing of the Merger, except that (i) any of such conditions may be waived, to the extent permitted by law, by the mutual consent in writing of Centura and CLG; (ii) Centura may unilaterally waive in writing, on behalf of all parties hereto, to the extent permitted by law, the conditions set forth in Sections
12.2 through 12.5 and 12.8 and 12.9, (iii) CLG may unilaterally waive in writing, on behalf of all parties hereto, to the extent permitted by law, the conditions set forth in Sections 12.6 through 12.8 and Section 12.10.

         12.1 Restraining Orders. No order, judgment, or decree shall be outstanding whether against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action, or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action, or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement, unless in the reasonable opinion of counsel to the party wishing to proceed (which opinion shall be satisfactory in substance to the other party in its reasonable judgment), such suit, action, or proceeding is likely to be resolved in such a way as not to deprive either party of any of the material benefits to it of the Merger and not to materially adversely affect the business or financial condition of the party subject thereto.

         12.2 CLG's Representations. The representations and warranties of CLG contained herein shall have been true and correct in all material respects on the date made and shall be true and correct in all material respects at the Effective Time as though made at such time, excepting any changes occurring in the ordinary course of business, none of which individually or in the aggregate has been materially adverse, and excepting any changes contemplated or permitted by this Agreement. CLG shall have in all material respects duly performed all covenants, not otherwise waived by Centura in writing, required by this Agreement to be performed by it prior to or at the Effective Time. Centura shall have received a certificate of appropriate officers of CLG dated such date and certifying in such detail as Centura may reasonably request to the fulfillment of the foregoing conditions.

         12.3 Opinion of Counsel to CLG. Centura shall have received an opinion satisfactory in form and substance to it from Satisky & Silverstein, L.L.P., counsel to CLG, dated the Effective Time and addressed to Centura, in substantially the form attached hereto as Exhibit D, which opinion may provide that it is given in reasonable reliance upon information provided by such other counsel as they feel necessary in giving such opinion.

         12.4 Accountants' Letter. Centura shall have received from James E. Woodruff, Jr. independent public accountant, a letter dated the Effective Time and addressed to Centura in form and substance satisfactory to Centura to the effect that:

                 (i) he is an independent public accountant with respect to CLG;

                 (ii) in his opinion the audited financial statements of CLG examined by him and included in the Independent Auditor's Report, dated March 27, 1996, have been prepared in accordance with generally accepted accounting principles consistently applied and fairly represent the financial position of CLG as of such date;

                 (iii) he has read the unaudited interim financial statements of CLG for the period from the date of the most recent audited financial statements through the date of the most recent interim financial statements available in the ordinary course of business and, based on such review and except as disclosed in such letter, nothing has come to his attention which would cause him to believe that such financial statements are not presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited consolidated financial statements of CLG at January 31, 1996.

         12.5 Affiliates' Agreement. Each of the affiliates of CLG, as identified under Section 7.9 of this Agreement, shall have signed and delivered the agreement referred to therein in form and substance satisfactory to Centura and its counsel agreeing to comply with the restrictions on resale of the shares of Centura Common Stock to be issued to them pursuant to this Agreement.

         12.6 Centura's Representations. The representations and warranties of Centura (other than with respect to the number of issued and outstanding shares of Centura Common Stock set forth in Section 5.4 hereof) contained herein shall have been true and correct in all material respects on the date made and shall be true and correct in all material respects at the Effective Time as though made at such time, excepting any changes occurring in the ordinary course of business, none of which either individually or in the aggregate has been materially adverse, and excepting for any changes contemplated or permitted by this Agreement. Centura shall have in all material respects duly performed all covenants, not otherwise waived by CLG in writing, required by this Agreement to be performed by it prior to or at the Effective Time. CLG shall have received a certificate of appropriate officers of Centura dated such date and certifying in such detail as CLG may reasonably request to the fulfillment of the foregoing conditions.

         12.7 Opinion of Counsel to Centura. CLG shall have received an opinion satisfactory in form and substance to it from Poyner & Spruill, L.L.P., counsel to Centura, dated the Effective Time and addressed to CLG, in substantially the form attached hereto as Exhibit E.

         12.8 Tax Opinion.  Centura and CLG shall have received the Tax Opinion.

         12.9 Securities Opinion. Centura shall have received the Securities Opinion.

         12.10 NYSE Listing. Centura shall have satisfied all requirements necessary for the listing on the NYSE of the shares of Centura Common Stock to be issued to the shareholders of CLG in connection with the Merger.

         12.11 Accounting Treatment. No event shall have occurred subsequent to the date hereof which shall preclude the Merger from being accounted for, and Centura shall have received an opinion from KPMG Peat Marwick, independent public accountants ("KPMG"), that such Merger shall be accounted for, under generally accepted accounting principles, as a pooling of interests.

         12.12 Loan Agreements. In connection with all leases, contracts, mortgages, promissory notes, deeds of trust, loans, credit agreements, or other commitments or arrangements to which CLG is a party, which, in the reasonable opinion of Centura, are material to the business and material of CLG as a whole, CLG shall have received the written consent to the Merger of the other parties thereto, if such consent is required pursuant to the terms of such documents.

                                  ARTICLE XIII

                                  CLOSING DATE

         As soon as practicable after the later of (i) the receipt by Centura of the final regulatory approval or consent necessary to effect the Merger, or (ii) satisfaction or waiver of the conditions precedent to closing set forth in
Article XII and in subsections (a), (b), (c), (d) and (e) of Section 2.7 hereof, a closing will be held at the main offices of Centura, 134 North Church Street, Rocky Mount, North Carolina, or such other place as may be agreed upon by the parties hereto, at such time as may be agreed upon by the parties hereto (the "Closing Date"), and the Exchange shall occur at such time or as soon thereafter as practicable.


                                   ARTICLE XIV

                          SURVIVAL OF REPRESENTATIONS,
                            WARRANTIES, AND COVENANTS

         Centura and CLG agree that no representation, warranty, or covenant contained in this Agreement, or in any exhibit, schedule, letter, certificate, or other instrument referred to in this Agreement or delivered or made by or on behalf of any party to either this Agreement or in connection with any transactions contemplated by this Agreement shall survive either the Effective Time or any termination of this Agreement pursuant to Article XVI hereof, except for (i) the covenants set forth in Sections 2.9, 2.10, 2.11, 2.12, 2.13, 7.9, and 17.1, and Article XI (to the extent provided therein) hereof, which shall survive the Effective Time, and (ii) the covenants set forth in Sections 2.7 and
17.1 hereof which shall survive the termination of this Agreement, and (iii) the Merger Agreement which shall survive the Effective Time. Nothing in this Agreement shall be construed to alter the effectiveness of any legal opinion, accountant's certificate, or any other letter or report rendered in connection with the transactions contemplated by this Agreement.


                                   ARTICLE XV

                                ENTIRE AGREEMENT

         This Agreement, all exhibits, appendices, schedules, or supplements to this Agreement, and all other agreements contemplated by this Agreement, embody the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and, except as expressly provided herein, neither this Agreement nor any other agreement contemplated by this Agreement shall be affected by reference to any other document. All prior negotiations, discussions, and agreements by and between the parties hereto with respect to the transactions contemplated hereby which are not reflected or set forth in this Agreement therefore have no force or effect. Each representation, warranty, covenant, condition, or agreement contained in this Agreement made by any of the parties hereto shall have independent force and effect and shall not be affected by any other representation except by specific reference.


                                   ARTICLE XVI

                            TERMINATION OF AGREEMENT

         16.1 Mutual Consent; Absence of Shareholder Approval; Termination Date. This Agreement shall terminate at any time when the parties hereto mutually agree in writing. This Agreement shall terminate at the election of either Centura or CLG, upon written notice from the party electing to terminate this Agreement to the other party if this Agreement and the Merger Agreement are not ratified, confirmed, and approved by the legally required affirmative vote of the shareholders of CLG or there has been a denial which is not appealable of any material regulatory approval or consent required to consummate the Merger. Unless extended by the written mutual agreement of the parties, as provided herein, this Agreement shall terminate if all requisite regulatory approvals are not received prior to December 31, 1996 (the "Termination Date"). The Termination Date may be extended in the event that an application is pending before a regulatory agency on the Termination Date and the party on whose behalf such application has been filed certifies to the other party hereto that there is no reason to believe that such application will be disapproved; provided, however, that such extension shall not be effective for more than ninety (90) days after the Termination Date.

         16.2 Election by Centura. Notwithstanding the approval of this Agreement, the Merger Agreement, and the transactions contemplated hereby and thereby by the shareholders of CLG, this Agreement shall terminate at Centura's election, upon written notice from Centura to CLG, if either or both of the following events shall occur and shall not have been remedied to the satisfaction of Centura within thirty (30) days after written notice is delivered to CLG: (i) there shall have been any material breach of any of the obligations, covenants, or warranties of CLG hereunder, or (ii) there shall have been any representation or statement furnished by CLG hereunder which is false or misleading in any material respect at the time furnished.

         16.3 Election by CLG. This Agreement shall terminate at CLG's election, upon written notice from CLG to Centura, if either or both of the following events shall occur and shall not have been remedied to the satisfaction of CLG within thirty (30) days after written notice is delivered to Centura (i) there shall have been any material breach of any of the obligations, covenants, or warranties of Centura hereunder, or (ii) there shall have been any representation or statement furnished by Centura hereunder which is false or misleading in any material respect at the time furnished.

         16.4 No Monetary Damages. The rights of the parties hereto to terminate this Agreement, as provided in Section 16.2 and 16.3, shall be their sole and exclusive remedies prior to the Closing Date and neither party shall be liable to the other for monetary damages in the event the other party exercises its right to terminate provided therein.


                                  ARTICLE XVII

                            MISCELLANEOUS PROVISIONS

         17.1 Expenses. Whether or not the transactions contemplated hereunder are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by Centura shall be paid by Centura, and all such costs and expenses incurred by CLG shall be paid by CLG.

         17.2 Publicity. Except as may be required to comply with disclosure obligations imposed by federal or state law or regulation and after reasonable attempts have been made to comply with this Section 17.2, the form, content, and timing of all announcements, communications, and press releases of any kind concerning this Agreement, or any of the transactions contemplated hereby or thereby shall be subject to the prior approval of Centura and CLG.

         17.3 Amendment. This Agreement may not be amended, modified, or supplemented except by an instrument in writing signed by duly authorized representatives of each of Centura and CLG. No covenant, condition, or other provision of this Agreement may be waived, and no exception may be consented to, except by an instrument in writing signed by a duly authorized representative of the party entitled to grant such waiver or consent.

         17.4 Governing Law. This Agreement and the transactions contemplated hereby and thereby shall be governed by and construed in accordance with the laws of the State of North Carolina, except as otherwise expressly provided in this Agreement or as federal law may be applicable to the transactions contemplated by this Agreement.

         17.5 Communications. All notices, requests, demands, consents, waivers, and other communications hereunder shall be in writing and shall be delivered by hand or sent by certified or registered mail, postage prepaid, return receipt requested, or by nationally recognized overnight express delivery service, as follows:

         If to Centura:

         Centura Banks, Inc.
         Post Office Box 1220
         134 North Church Street
         Rocky Mount, North Carolina  27804
         Attn: William H. Wilkerson
                   Group Executive Officer

         With a copy to:

         Michael S. Colo, Esq.
         Poyner & Spruill, L.L.P.
         130 South Franklin Street
         Rocky Mount, North Carolina  27804

         or

         If to CLG:

         CLG, Inc.
         3001 Spring Forest Road
         Raleigh, North Carolina 27604
         Attn: Dean E. Painter, Jr.
                   President and Chief Executive Officer

         With a copy to:

         Howard A. Satisky, Esq.
         Satisky & Silverstein, L.L.P.
         900 Ridgefield Drive, Suite 250
         Raleigh, North Carolina  27609

Any such notice or other communication so addressed shall be deemed to have been received by the addressee as of the date of such receipt or confirmation.

         17.6 Successors and Assigns. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the successors and assigns of each of them; provided, however, that this Agreement and any of the rights, interests, or obligations hereunder and thereunder shall not be assigned by either of the parties hereto without the prior written consent of the other party hereto.

         17.7 Cover, Table of Contents, and Headings. The cover, the table of contents, and the headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of either such document.

         17.8 Counterparts. This Agreement may be executed in several identical counterparts, each of which when executed by the parties hereto and delivered shall be an original, but all of which together shall constitute a single instrument. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                                     CENTURA BANKS, INC.



                                                  By:   /s/ Cecil W. Sewell, Jr.
                                                        -----------------------
                                                            Cecil W. Sewell, Jr.
                                                            President and Chief
                                                             Operating Officer
ATTEST:


/s/ Frank L. Pattillo
Assistant Secretary

(SEAL)


                                                     CLG, INC.



                                                  By:   /s/ Dean E. Painter, Jr.
                                                        ------------------------
                                                            Dean E. Painter, Jr.
                                                            President and Chief
                                                             Executive Officer
ATTEST:


/s/ Edwin J. Lee
-------------------
Assistant Secretary

(SEAL)

Dean E. Painter, Jr. joins in the execution of this Agreement in his individual capacity solely for the purpose of being bound by the provisions of Article XI hereof.



                                             /s/ Dean E. Painter, Jr.    (SEAL)
                                             ------------------------
                                                 Dean E. Painter, Jr.









007426/115/143682.05

                                    Exhibit A

                          AGREEMENT AND PLAN OF MERGER


         This Agreement and Plan of Merger (the "Agreement") to be effective at _____ p.m. on the ____ day of ____________, 1996, by and between CBI Acquisition Company, a North Carolina corporation having its principal place of business at 134 North Church Street, Rocky Mount, North Carolina 27804 ("CBI"), and CLG, Inc., a North Carolina corporation having its principal place of business at 3001 Spring Forest Road, Raleigh, North Carolina 27604 ("CLG").

                                               W I T N E S S E T H:

         In connection with this Agreement, CLG and Centura Banks, Inc., the sole shareholder of CBI ("Centura"), have entered into an Agreement and Plan of Reorganization, dated as of August __, 1996 (the "Reorganization Agreement"), pursuant to which CBI will be merged with and into CLG (the "Merger") and all of the issued and outstanding shares of capital stock of CLG shall be exchanged for shares of the common stock of Centura as provided in the Reorganization Agreement (the "Exchange"). The respective Boards of Directors of CBI and CLG have determined that the Merger, as effected pursuant to the terms and conditions set forth herein, is in the best interests of their respective corporations and their shareholders. In consideration of the premises, and the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

                                    ARTICLE I

                       TERMS AND CONDITIONS OF THE MERGER

         1.1 General. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined herein), CBI shall be merged with and into CLG pursuant to the provisions of, and with the effect provided in, Sections 55-11-01, et seq. of the North Carolina General Statutes. CBI and CLG are collectively referred to herein as the "Merging Corporations."

         1.2 Effect of Merger. At the Effective Time, the separate existence of CBI shall cease and CLG, as the surviving entity, shall continue to operate under the Articles of Incorporation of CLG and with the name "CLG, Inc." On and after the Effective Time, CLG is hereinafter sometimes referred to as the "Resulting Corporation."

         1.3 Business of the Resulting Corporation. The business of the Resulting Corporation shall be that of a North Carolina corporation engaged primarily in the business of buying, leasing, refurbishing, servicing and selling computer and technology equipment throughout the United States and shall be conducted at the main office of the Resulting Corporation, which shall be located at 3001 Spring Forest Road, Raleigh, North Carolina 27604, and at its legally established or authorized offices, agencies, and facilities.


                                   ARTICLE II

                                 EFFECTIVE TIME

         2.1 Effective Time of Merger. The Merger shall be effective at the date and time specified in the Articles of Merger relating to the Merger which are filed, together with a duly certified copy of this Agreement, with the North Carolina Secretary of State as required under Section 55-11-05 of the North Carolina General Statutes (the "Effective Time").

         2.2  As of the Effective Time:

                  (a) The corporate existence of each of the Merging Corporations shall be merged into and continued in the Resulting Corporation.

                  (b) All assets, rights, franchises, and interests of the Merging Corporations in every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation, upon the Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stock and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interest were held or enjoyed by each of the Merging Corporations at the Effective Time.

                  (c) The Resulting Corporation shall be liable for all liabilities of the Merging Corporations and all debts, liabilities, obligations, and contracts of the Merging Corporations, whether matured or unmatured, accrued, absolute, contingent, or otherwise, shall be those of the Resulting Corporation, none of which shall be released or impaired by the Merger; all rights of creditors and other obligees and all liens on property of each of the Merging Corporations shall be preserved unimpaired; and all actions and legal proceedings to which either of the Merging Corporations was a party prior to the Merger shall be unaffected by the consummation thereof and shall proceed as if the Merger had not taken place.

                                   ARTICLE III

                    COMMON STOCK OF THE MERGING CORPORATIONS

         As of the Effective Time, all outstanding shares of common stock of CLG shall be exchanged for shares of common stock of Centura as provided in Article III of the Reorganization Agreement and shall be automatically canceled as a result thereof, and each outstanding share of the common stock of CBI shall remain outstanding as a share of common stock of the Resulting Corporation.


                                   ARTICLE IV

                         BOARD OF DIRECTORS AND OFFICERS
                          OF THE RESULTING CORPORATION

         4.1 Directors of Resulting Corporation. As of the Effective Time, the following named persons shall serve as the Board of Directors of the Resulting Corporation until the next annual meeting of the shareholders or until such time as their successors have been elected and have qualified:

                  Ron E. Johnson                     Winifred P. Painter
                  Edwin J. Lee                       Frank L. Pattillo
                  Robert R. Mauldin                  Cecil W. Sewell
                  Dean E. Painter, Jr.               William H. Wilkerson

         4.2 Officers of Resulting Corporation. As of the Effective Time, the following named persons shall serve as the officers of the Resulting
Corporation:

                  Dean E. Painter, Jr.               Chairman & Chief
                                                     Executive Officer

                  Edwin J. Lee                       President & Chief
                                                     Operating Officer

                  William H. Wilkerson               Executive Vice President

                  Joseph A. Smith, Jr.               Secretary

                                    ARTICLE V

                          ARTICLES OF INCORPORATION AND
                         BYLAWS OF RESULTING CORPORATION

         The Articles of Incorporation and the Bylaws of CLG in effect immediately prior to the Effective Time shall be the Articles of Incorporation and the Bylaws of the Resulting Corporation, until further amended in accordance with applicable law.


                                   ARTICLE VI

                               GENERAL PROVISIONS

         6.1 Entire Agreement. This Agreement contains the entire agreement and understanding between the parties with respect to the Merger, and supersedes any and all prior arrangements or understandings with respect thereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

         6.2 Amendment. At any time before the Effective Time, the Merging Corporations may interpret or amend this Agreement.

         6.3 Termination. At any time before the Effective Time, this Agreement may be terminated, notwithstanding any prior shareholder vote or approval, by written consent of the Boards of Directors of the Merging Corporations.

         6.4 Shareholder Approval. This Agreement has been approved and ratified by the shareholders of CLG, and by Centura, as the sole shareholder of CBI.

         6.5 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of North Carolina.

         6.6 Headings, etc. The headings and captions contained in this Agreement are for convenience of reference only and are not part of this Agreement and shall not affect the construction or interpretation thereof.

         6.7   Counterparts.   This   Agreement   may  be  executed  in  several
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the Merging Corporations has caused this Agreement to be executed by their respective duly authorized officers and their corporate seals to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.

                                                     CBI ACQUISITION COMPANY



                                           By:_________________________________
                                           President
ATTEST:


_________________________
Secretary

[SEAL]

                                                     CLG, INC.



                                          By:__________________________________
                                          Dean E. Painter, Jr.
                                          President
ATTEST:


__________________________________
Secretary

[SEAL]

                                    Exhibit B

                         EXECUTIVE EMPLOYMENT AGREEMENT


         THIS EXECUTIVE EMPLOYMENT AGREEMENT (the "Agreement") is entered into and made effective this _____ day of ____________, 1996, between Dean E. Painter, Jr.
("Painter"), and CLG, Inc. ("CLG").

         WHEREAS, Painter has been and is currently employed by CLG, a North Carolina computer leasing corporation headquartered in Raleigh, North Carolina; and

         WHEREAS, Centura Banks, Inc., a North Carolina bank holding company ("Centura"), has acquired CLG (the "Acquisition") and will maintain CLG as a wholly-owned subsidiary of Centura Bank, a North Carolina bank corporation headquartered in Rocky Mount, North Carolina ("Bank"); and

         WHEREAS, CLG desires to provide for Painter's continued employment with CLG following the Acquisition; and

         WHEREAS, CLG desires to enter into this Agreement with Painter to set forth the terms of such employment; and

         WHEREAS, Painter agrees that the terms of this Agreement will allow him to be employed with and to devote his best efforts to CLG.

         NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, the parties agree as follows:

         1.       EMPLOYMENT.

         CLG shall employ Painter as Chairman and Chief Executive Officer of CLG, with the duties, responsibilities and powers of such office as assigned to him and as customarily associated with such office. Painter shall faithfully and diligently discharge his duties and responsibilities under this Agreement. Nothing contained in this Section 1 or elsewhere in this Agreement, however, will prevent or otherwise prohibit Painter from engaging in and pursuing personal affairs not inconsistent with his duties and responsibilities under this Agreement or prevent or prohibit Painter from managing and otherwise tending to his personal investments, in each case so long as the same does not interfere with the performance of his duties and responsibilities under this Agreement.

         2.       TERM.

         The Term of this Agreement shall be five (5) years, commencing on the date hereof.

         3.       COMPENSATION AND BENEFITS.

         During the Term of this Agreement, CLG shall pay to Painter as compensation for his services to CLG a base salary at the rate of $360,000 per year, payable in equal monthly installments. The base salary payable hereunder shall be increased from time to time over the Term of this Agreement in the discretion of the Compensation Committee of the Board of Directors of Centura, which committee shall consider in making such adjustments, among other pertinent factors, industry standards and the profitability of CLG.

         The above-stated compensation shall not be deemed inclusive nor prevent Painter from receiving any other compensation provided by CLG, and he shall be entitled in any event (either directly or through salary adjustment) to health and hospitalization insurance (including major medical), long-term disability insurance, and life insurance, all in accordance (except as otherwise expressly provided herein) with CLG's insurance plans for officers and employees in comparable positions as such plans may be modified from time to time. For so long as Painter is an officer or employee of CLG, Painter shall be entitled to participate in all current and future employee benefit plans and arrangements in which officers and employees of CLG or Bank in comparable positions are permitted to participate.

         4.       TERMINATION.

         Painter's employment under this Agreement shall terminate:

                  (a)      Death.  Upon the death of Painter;

                  (b) Disability. Upon notice from CLG to Painter in the event Painter becomes "permanently disabled." For purposes of this Agreement, Painter shall be deemed "permanently disabled" six (6) months after the first date that he has become disabled by bodily or mental illness, disease, or injury, to the extent that he is prevented from performing his material and substantial duties of employment, and such disability has continued uninterrupted for six (6) months. If the parties or their representatives cannot agree as to whether Painter is "permanently disabled," as defined herein, they shall choose a physician to examine Painter for the purpose of determining or confirming the existence or extent of any disability. If the parties or their representatives cannot agree on the choice of a physician to make such examination, each party or its representative shall select one physician to make such examination and the two physicians selected shall select a third physician to make such examination and the three examining physicians shall by majority vote determine or confirm the existence or extent of any disability. Notwithstanding the foregoing, before terminating Painter in the event of his permanent disability, CLG shall offer Painter reasonable accommodation pursuant to the Americans with Disabilities Act, in which case Painter's duties and compensation hereunder may be adjusted in accordance with such accommodation. Painter shall have the right to decline CLG's offer of accommodation and, in such case, Painter's employment under this Agreement shall terminate as provided herein;

                  (c) Cause. Upon notice from CLG to Painter for cause. For purposes of this Agreement, "cause" shall be defined as (i) a willful and continued failure by Painter to perform his duties in the capacities indicated above (other than due to disability); or (ii) a material breach by Painter of his fiduciary duties of loyalty or care to CLG, as established by the Board of Directors of Centura (other than due to disability); or (iii) a willful violation by Painter of any material provision of this Agreement; or (iv) a conviction of, or the entering of a plea of nolo contendere by Painter for any felony or any crime involving fraud or dishonesty; or (v) a willful violation of any material federal or state laws or regulations applicable to CLG. In addition, if Painter shall terminate his employment for a breach of this Agreement by CLG in accordance with Section 4(d) hereof, and it is ultimately determined that no reasonable basis existed for Painter's termination on account of the alleged default of CLG, such event shall be deemed cause for termination by CLG;

                  Any notice of termination of Painter's employment with CLG for cause shall set forth in reasonable detail the facts and circumstances claimed to provide the basis for termination of his employment under the provisions contained herein and the date of termination (the "Termination Date"). If the cause alleged by CLG shall be (i), (ii), or (iii) set forth above, Painter shall be given the opportunity to cure the breach within a reasonable period of time upon receipt of notice but in no event to exceed thirty (30) days, unless such breach is not reasonably susceptible to being corrected within thirty (30) days, in which case Painter shall have the opportunity to cure such breach, provided that Painter has commenced corrective action within such thirty (30) day period and diligently pursues such action to completion;

                  (d) Breach. Upon notice from Painter to CLG of CLG's failure to comply with any material provision of this Agreement, provided that CLG shall have thirty (30) days from the receipt of such notice to cure any default under this Agreement. If such default shall be cured or if CLG shall have taken steps to cure the default within the thirty (30) day period and diligently pursues such action to completion, Painter shall have no right to terminate his employment under the provisions of this Section 4(d);y

                  (e) Expiration of Term. Upon the expiration of the Term of this Agreement as set forth in Section 2 hereof; and

                  (f) No Monetary Damages. Notwithstanding any provision of this Agreement to the contrary, and except to the extent provided otherwise in
Section 6 hereof, Painter shall not be liable to CLG for monetary damages in the event of a violation or breach of any of the provisions or covenants of this Agreement, except to the extent that any such violation or breach is of the covenants set forth in Section 6 hereof.

         5.       COMPENSATION AND BENEFITS PAYABLE UPON TERMINATION.

                  (a) Upon Painter's death during the Term of this Agreement, CLG shall provide such death or insurance benefits as are provided in accordance with the regular policy of CLG to similarly positioned employees and pursuant to the terms of any benefit plans or arrangements maintained by CLG which provide such benefits.

                  (b) In the event Painter becomes permanently disabled and is terminated as set forth in Section 4(b) hereof, CLG shall pay to Painter or his estate or beneficiaries for the balance of the Term of this Agreement, the then-existing base salary set forth in Section 3 hereof, provided that such payment shall be offset by any amounts received by Painter (i) under any long term disability plan maintained for the employees of CLG, (ii) from any other collateral source payable due to disability to the extent that such payments are derived from insurance or direct payments furnished by CLG, and (iii) social security benefits. Painter agrees to use reasonable efforts to obtain the benefit of any disability plan or policy covering him as a result of his employment by CLG in the circumstances contemplated by Section 4(b) and this
Section 5(b).

                  (c) If Painter's employment shall be terminated by Painter pursuant to Section 4(d) hereof, CLG shall continue to pay to Painter or his estate his full base salary in effect at the Termination Date and all applicable benefits due hereunder (provided that the terms of any employee benefit plan pursuant to which such benefits are provided permit participation by similarly positioned former employees of Bank or CLG, as applicable) for the balance of the Term of this Agreement, provided that such payments shall not be made after the expiration of the Term of this Agreement; and provided further that such payments shall be offset by any amounts paid to Painter under any severance or salary continuation policy or plan of Bank or CLG applicable to Painter.

                  (d) In the  event  termination  is for cause as  described  in
Section 4(c) hereof or is due to the expiration of the Term of this Agreement, CLG shall pay Painter the compensation and benefits described in Section 3 hereof through the Termination Date and no other compensation or benefits shall be paid to Painter hereunder; provided, however, that nothing herein shall be deemed to terminate or limit the Painter's vested rights under any other benefit, retirement, or pension plan of CLG applicable to Painter, and the terms of those plans, programs, or arrangements shall govern.

         6.       CONFIDENTIALITY AND COVENANT NOT TO COMPETE.

         Painter hereby acknowledges that, by virtue of his employment by CLG, Painter has gained certain valuable knowledge and has developed certain expertise with respect to the business of computer leasing, generally, and the business of CLG, specifically, including certain confidential information and trade secrets relating to such business and information relating to certain customers and potential customers of CLG. In connection with and in view of the foregoing, Painter hereby agrees as follows:

                  (a) Painter agrees that, during the term of his employment pursuant to this Agreement and for a period of three (3) years thereafter, Painter will not, directly or indirectly, engage in, or participate in the promotion, financing, ownership or management of, or otherwise provide services to, any firm, corporation, or business (whether as an employee, officer, director, agent, owner, partner, shareholder, consultant, or otherwise), the purpose or result of which, in whole or in part, is to assist such firm, corporation, or business in the buying, leasing, servicing, and selling of computer and technology equipment throughout the United States in competition with CLG.

                  (b) Painter agrees that, during the term of his employment pursuant to this Agreement and for a period of three (3) years thereafter, Painter will hold in a fiduciary capacity for the benefit of CLG, and shall not directly or indirectly use or disclose, except as required in Painter's judgment in connection with the performance of his duties, as required by law or judicial or regulatory proceedings or as authorized by CLG, any "Company Information" (as defined below) that Painter may have or acquire (whether or not developed or compiled by Painter) during the Term of this Agreement. The term "Company Information" as used in this Agreement shall mean confidential or proprietary information, including technical and financial information and customer or client lists, relating to CLG or its programs or procedures, including without limitation, information received by CLG from third parties under confidential conditions. The term "Company Information" shall also include, without limitation, CLG's computer data-base, forms and form letters, form contracts, information regarding specific transactions, financial information and estimates and long-term planning and goals. The term "Company Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right of CLG.

                  (c) In addition to the foregoing and not in limitation thereof, Painter agrees that, during the term of his employment pursuant to this Agreement and for a period of three (3) years thereafter, Painter will hold in a fiduciary capacity for the benefit of CLG and shall not directly or indirectly use or disclose, except as required in Painter's judgment in connection with the performance of his duties, as required by law or judicial or regulatory proceedings or as authorized by CLG, any "Customer Information" (as defined below) that Painter may have or acquire (whether or not developed or compiled by Painter and whether or not Painter has been authorized to have access to such Customer Information) during the Term of this Agreement. The term "Customer Information" as used in this Agreement shall mean confidential or proprietary information, including technical and financial information and customer lists received by CLG or Painter from any customer or potential customer of CLG, and shall include any information subject to the provisions of the federal Right to Financial Privacy Act. The term "Customer Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right of the customer to which such information pertains.

                  (d) Painter agrees and acknowledges that, if a violation of any covenant contained in this Section 6 occurs or is threatened, such violation or threatened violation will cause irreparable injury to CLG, that the remedy at law for any such violation or threatened violation will be inadequate and that CLG shall be entitled to appropriate equitable relief.

                  (e) The covenants contained in this Section 6 shall inure to the benefit of CLG, any successor of it, and every subsidiary of it.

                  (f)  The   restrictions   contained  in  this  Section  6  are
considered by the parties hereto to be fair and reasonable and necessary for the protection of the legitimate business interests of CLG.

                  (g) In the event of a termination of this Agreement by Painter pursuant to Section 4(d) hereof, the restrictions contained in this Section 6 shall no longer apply to Painter from and after the Termination Date.

         7.       SUCCESSORS; BINDING AGREEMENT.

                  (a) This Agreement shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of CLG, and CLG shall require any such successor to expressly assume and agree to perform this Agreement. As used in this Agreement, "CLG" shall mean CLG as hereinbefore defined and any successor to its business and/or assets as aforesaid.

                  (b) This Agreement shall inure to the benefit of and be enforceable by Painter's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Painter should die while any amount would still be payable hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Painter's estate.

         8.       MISCELLANEOUS.

                  (a) All notices required or permitted hereunder shall be given in writing by actual delivery or by registered or certified mail (postage prepaid) at the following addresses or at such other places as shall be designated in writing:

                  Painter:                   1211 Briar Patch Lane
                                             Raleigh, North Carolina 27615

                  CLG:                       CLG, Inc.
                                             3001 Spring Forest Road
                                             Raleigh, North Carolina 27604
                                             Attention: President

                  With a copy to:            Centura Banks, Inc.
                                             Post Office Box 1220
                                             134 North Church Street
                                             Rocky Mount, North Carolina 27804
                                             Attn: President

                  (b) References in this Agreement to "similarly positioned" or "similarly situated" employees shall mean those employees of CLG of comparable rank and level of responsibility and with comparable duties. The existence or non-existence of a contract of employment with CLG shall not be relevant for the purpose of identifying those employees (or, if appropriate, former employees) of CLG who are "similarly positioned" or "similarly situated."

                  (c) If any provision of this Agreement shall be determined to be void by any court of competent jurisdiction, then such determination shall not affect any other provision of this Agreement, all of which shall remain in full force and effect.

                  (d) The failure of the parties to complain of any act or omission on the part of either party, no matter how long the same may continue, shall not be deemed to be a waiver of any of its rights hereunder.

                  (e) This Agreement contains the entire agreement of the parties. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. It may be changed or terminated only by a writing signed by the party against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

                  (f)  This  Agreement   shall  be  construed  and  enforced  in
accordance with the laws of the State of North Carolina, except as preempted by the Employee Retirement Income Security Act of 1974, as amended.

         IN WITNESS WHEREOF, Painter has executed this Agreement under seal by adopting the word "SEAL" beside his name and CLG has executed this Agreement under seal through its duly authorized officers as of the day and year first above written.




                                               ___________________________(SEAL)
                                               Dean E. Painter, Jr.

                                               CLG, INC.



                                               By: ____________________________
                                                   President

ATTEST:


____________________________
         Secretary

(Corporate Seal)

                                    Exhibit C

                         EXECUTIVE EMPLOYMENT AGREEMENT


         THIS EXECUTIVE EMPLOYMENT AGREEMENT (the "Agreement") is entered into and made effective this _____ day of ____________, 1996, between Edwin J. Lee ("Lee"), and CLG, Inc. ("CLG").

         WHEREAS, Lee has been and is currently employed by CLG, a North Carolina computer leasing corporation headquartered in Raleigh, North Carolina; and

         WHEREAS, Centura Banks, Inc., a North Carolina bank holding company ("Centura"), has acquired CLG (the "Acquisition") and will maintain CLG as a wholly-owned subsidiary of Centura Bank, a North Carolina bank corporation headquartered in Rocky Mount, North Carolina ("Bank"); and

         WHEREAS, CLG desires to provide for Lee's continued employment with CLG following the Acquisition; and

         WHEREAS, CLG desires to enter into this Agreement with Lee to set forth the terms of such employment; and

         WHEREAS, Lee agrees that the terms of this Agreement will allow him to be employed with and to devote his best efforts to CLG.

         NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, the parties agree as follows:

         1.       EMPLOYMENT.

         CLG shall employ Lee as President and Chief Operating Officer of CLG, with the duties, responsibilities and powers of such office as assigned to him and as customarily associated with such office. Lee shall faithfully and diligently discharge his duties and responsibilities under this Agreement. Nothing contained in this Section 1 or elsewhere in this Agreement, however, will prevent or otherwise prohibit Lee from engaging in and pursuing personal affairs not inconsistent with his duties and responsibilities under this Agreement or prevent or prohibit Lee from managing and otherwise tending to his personal investments, in each case so long as the same does not interfere with the performance of his duties and responsibilities under this Agreement.

         2.       TERM.

         The Term of this Agreement shall be five (5) years, commencing on the date hereof.

         3.       COMPENSATION AND BENEFITS.

         During the Term of this Agreement, CLG shall pay to Lee as compensation for his services to CLG a base salary at the rate of $215,000 per year, payable in equal monthly installments. The base salary payable hereunder shall be increased from time to time over the Term of this Agreement in the discretion of the Compensation Committee of the Board of Directors of Centura, which committee shall consider in making such adjustments, among other pertinent factors, industry standards and the profitability of CLG.

         The above-stated compensation shall not be deemed inclusive nor prevent Lee from receiving any other compensation provided by CLG, and he shall be entitled in any event (either directly or through salary adjustment) to health and hospitalization insurance (including major medical), long-term disability insurance, and life insurance, all in accordance (except as otherwise expressly provided herein) with CLG's insurance plans for officers and employees in comparable positions as such plans may be modified from time to time. For so long as Lee is an officer or employee of CLG, Lee shall be entitled to participate in all current and future employee benefit plans and arrangements in which officers and employees of CLG or Bank in comparable positions are permitted to participate.

         4.       TERMINATION.

         Lee's employment under this Agreement shall terminate:

                  (a)  Death.  Upon the death of Lee;

                  (b) Disability. Upon notice from CLG to Lee in the event Lee becomes "permanently disabled." For purposes of this Agreement, Lee shall be deemed "permanently disabled" six (6) months after the first date that he has become disabled by bodily or mental illness, disease, or injury, to the extent that he is prevented from performing his material and substantial duties of employment, and such disability has continued uninterrupted for six (6) months. If the parties or their representatives cannot agree as to whether Lee is "permanently disabled," as defined herein, they shall choose a physician to examine Lee for the purpose of determining or confirming the existence or extent of any disability. If the parties or their representatives cannot agree on the choice of a physician to make such examination, each party or its representative shall select one physician to make such examination and the two physicians selected shall select a third physician to make such examination and the three examining physicians shall by majority vote determine or confirm the existence or extent of any disability. Notwithstanding the foregoing, before terminating Lee in the event of his permanent disability, CLG shall offer Lee reasonable accommodation pursuant to the Americans with Disabilities Act, in which case Lee's duties and compensation hereunder may be adjusted in accordance with such accommodation. Lee shall have the right to decline CLG's offer of accommodation and, in such case, Lee's employment under this Agreement shall terminate as provided herein;

                  (c) Cause. Upon notice from CLG to Lee for cause. For purposes of this Agreement, "cause" shall be defined as (i) a willful and continued failure by Lee to perform his duties in the capacities indicated above (other than due to disability); or (ii) a material breach by Lee of his fiduciary duties of loyalty or care to CLG, as established by the Board of Directors of Centura (other than due to disability); or (iii) a willful violation by Lee of any material provision of this Agreement; or (iv) a conviction of, or the entering of a plea of nolo contendere by Lee for any felony or any crime involving fraud or dishonesty; or (v) a willful violation of any material federal or state laws or regulations applicable to CLG. In addition, if Lee shall terminate his employment for a breach of this Agreement by CLG in accordance with Section 4(d) hereof, and it is ultimately determined that no reasonable basis existed for Lee's termination on account of the alleged default of CLG, such event shall be deemed cause for termination by CLG;

                  Any notice of termination of Lee's employment with CLG for cause shall set forth in reasonable detail the facts and circumstances claimed to provide the basis for termination of his employment under the provisions contained herein and the date of termination (the "Termination Date"). If the cause alleged by CLG shall be (i), (ii), or (iii) set forth above, Lee shall be given the opportunity to cure the breach within a reasonable period of time upon receipt of notice but in no event to exceed thirty (30) days, unless such breach is not reasonably susceptible to being corrected within thirty (30) days, in which case Lee shall have the opportunity to cure such breach, provided that Lee has commenced corrective action within such thirty (30) day period and diligently pursues such action to completion;

                  (d) Breach. Upon notice from Lee to CLG of CLG's failure to comply with any material provision of this Agreement, provided that CLG shall have thirty (30) days from the receipt of such notice to cure any default under this Agreement. If such default shall be cured or if CLG shall have taken steps to cure the default within the thirty (30) day period and diligently pursues such action to completion, Lee shall have no right to terminate his employment under the provisions of this Section 4(d); and

                  (e) Change in Control. Following a Change in Control (as hereinafter defined), if there occurs:

                           (i) any reduction in Lee's base salary from the level
                  existing at the time of the Change in Control;

                           (ii) any   material   reduction   in  the  level  of
                  responsibility, position (including status, office, title, reporting relationships or working conditions), authority or duties of Lee immediately preceding the Change in Control; or

                           (iii) any  material  reduction  in Lee's  health  and
                  hospitalization insurance (including major medical), long-term disability insurance, and life insurance, employee benefit plans and arrangements or similar plans or benefits being provided by CLG to Lee as of the effective date of the Change in Control, other than a reduction constituting a part of a broad-based change in such program or programs which is made effective as to substantially all of CLG's and Bank's executive officers; and

as a result of any of the foregoing, Lee voluntarily terminates his employment with the CLG prior to the expiration of the term of this Agreement as set forth in Section 2 hereof.

For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if, following the effective date of this Agreement, (i) Centura or CLG, or their assets, are acquired by or combined with another corporation (other than Centura or Bank) and less than thirty percent (30%) of the outstanding voting shares of the surviving corporation after such acquisition or combination, or the parent corporation of such surviving corporation, are owned, immediately after such acquisition or combination, by the owners of voting shares of Centura or CLG, as applicable, outstanding immediately prior to such acquisition or combination; or (ii) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or persons acting together or in concert is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of Centura or CLG representing 20% or more of the combined voting power of the then-outstanding securities of Centura or CLG, respectively, other than a trustee or other fiduciary holding securities under an employee benefit plan of Centura, Bank or CLG, and, in the case of securities of CLG, other than Centura or Bank, and thereafter the membership of the board of directors of Centura or CLG becomes such that less than thirty percent (30%) of the members of either of such boards are persons who were directors immediately prior to the change of beneficial ownership referred to in this clause (ii).

                  (f)Expiration of Term. Upon the expiration of the Term of this Agreement as set forth in Section 2 hereof.

                  (g) No Monetary Damages. Notwithstanding any provision of this Agreement to the contrary, and except to the extent provided otherwise in
Section 6 hereof, Lee shall not be liable to CLG for monetary damages in the event of a violation or breach of any of the provisions or covenants of this Agreement, except to the extent that any such violation or breach is of the covenants set forth in Section 6 hereof.

         5.       COMPENSATION AND BENEFITS PAYABLE UPON TERMINATION.

                  (a) Upon Lee's death during the Term of this Agreement, CLG shall provide such death or insurance benefits as are provided in accordance with the regular policy of CLG to similarly positioned employees and pursuant to the terms of any benefit plans or arrangements maintained by CLG which provide such benefits; provided, however, in no event shall CLG provide death or insurance benefits payable upon Lee's death in an amount less than $500,000.00, and provided further, however, that any options to purchase Centura Common Stock held by Lee as of the date of his death not yet fully vested shall become fully vested immediately as of the date of his death.

                  (b) In the event Lee becomes permanently disabled and is terminated as set forth in Section 4(b) hereof, CLG shall pay to Lee or his estate or beneficiaries for the balance of the Term of this Agreement, the then-existing base salary set forth in Section 3 hereof, provided that such payment shall be offset by any amounts received by Lee (i) under any long term disability plan maintained for the employees of CLG, (ii) from any other collateral source payable due to disability to the extent that such payments are derived from insurance or direct payments furnished by CLG, and (iii) social security benefits. Lee agrees to use reasonable efforts to obtain the benefit of any disability plan or policy covering him as a result of his employment by CLG in the circumstances contemplated by Section 4(b) and this Section 5(b). In addition, any options to purchase Centura Common Stock held by Lee as of the date of his permanent disability not yet fully vested shall become fully vested immediately as of the date of his disability.

                  (c) If Lee's employment shall be terminated by Lee pursuant to
Section 4(d) hereof, CLG shall make a lump sum payment to Lee within 90 days after the Termination Date in an amount equal the present value, determined as provided herein, of his full base salary in effect at the Termination Date and all applicable benefits due hereunder (provided that the terms of any employee benefit plan pursuant to which such benefits are provided permit participation by similarly positioned former employees of Bank or CLG, as applicable) for the balance of the Term of this Agreement; provided however, that such payments shall be offset by any amounts paid to Lee under any severance or salary continuation policy or plan of Bank or CLG applicable to Lee. In addition, any options to purchase Centura Common Stock held by Lee as of the date of termination pursuant to Section 4(d) hereof but not yet fully vested shall become fully vested immediately as of the date of such termination. For purposes of this Section 5(c), the interest rate assumption for determining the present value of the lump sum payment shall be equal to the annual rate of interest on 30-year Treasury securities for the second month before the calendar quarter containing the date of the lump sum payment.

                  (d) In the  event  termination  is for cause as  described  in
Section 4(c) hereof or is due to the expiration of the Term of this Agreement, CLG shall pay Lee the compensation and benefits described in Section 3 hereof through the Termination Date and no other compensation or benefits shall be paid to Lee hereunder; provided, however, that nothing herein shall be deemed to terminate or limit the Lee's vested rights under any other benefit, retirement, or pension plan of CLG applicable to Lee, and the terms of those plans, programs, or arrangements shall govern.

                  (e) If  Lee's  employment  shall  be  terminated  pursuant  to
Section 4(e) hereof, CLG shall make a lump sum payment to Lee within 90 days after the Termination Date in an amount equal to (i) his full base salary in effect at the Termination Date, and (ii) all applicable benefits due hereunder (provided that the terms of any employee benefit plan pursuant to which such benefits are provided permit participation by similarly positioned former employees of CLG) for the balance of the Term of this Agreement. In addition, any options to purchase Centura Common Stock held by Lee as of the date of termination pursuant to Section 4(e) hereof but not yet fully vested shall become fully vested immediately as of the date of such termination. Notwithstanding the foregoing, the present value of any benefits provided or any payments made under this Section 5(e) shall not exceed 2.99 times Lee's "base amount", as that term is defined in Section 280G(b)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). It is the intent of CLG and Lee that all payments made to Lee pursuant to the provisions of this Section 5(e) be deductible by CLG or Centura for federal income tax purposes and not result in the imposition of an excise tax on Lee. Notwithstanding anything contained in this Agreement to the contrary, any payments to be made to or for the benefit of Lee which are deemed to be "parachute payments", as that term is defined in
Section 280G(b)(2) of the Code, shall be modified or reduced to the extent deemed necessary by CLG to avoid the imposition of excise taxes on Lee under
Section 4999 of the Code or the disallowance of a deduction to CLG or Centura under Section 280G of the Code.

         6.       CONFIDENTIALITY AND COVENANT NOT TO COMPETE.

         Lee hereby acknowledges that, by virtue of his employment by CLG, Lee has gained certain valuable knowledge and has developed certain expertise with respect to the business of computer leasing, generally, and the business of CLG, specifically, including certain confidential information and trade secrets relating to such business and information relating to certain customers and potential customers of CLG. In connection with and in view of the foregoing, Lee hereby agrees as follows:

                  (a) Lee agrees that, during the term of his employment pursuant to this Agreement and for a period of three (3) years thereafter, Lee will not, directly or indirectly, engage in, or participate in the promotion, financing, ownership or management of, or otherwise provide services to, any firm, corporation, or business (whether as an employee, officer, director, agent, owner, partner, shareholder, consultant, or otherwise), the purpose or result of which, in whole or in part, is to assist such firm, corporation, or business in the buying, leasing, servicing, and selling of computer and technology equipment throughout the United States in competition with CLG.

                  (b) Lee agrees that, during the term of his employment pursuant to this Agreement and for a term of three (3) years thereafter, Lee will hold in a fiduciary capacity for the benefit of CLG, and shall not directly or indirectly use or disclose, except as required in Lee's judgment in connection with the performance of his duties, as required by law or judicial or regulatory proceedings or as authorized by CLG, any "Company Information" (as defined below) that Lee may have or acquire (whether or not developed or compiled by Lee) during the

Term of this Agreement. The term "Company Information" as used in this Agreement shall mean confidential or proprietary information, including technical and financial information and customer or client lists, relating to CLG or its programs or procedures, including without limitation, information received by CLG from third parties under confidential conditions. The term "Company Information" shall also include, without limitation, CLG's computer data-base, forms and form letters, form contracts, information regarding specific transactions, financial information and estimates and long-term planning and goals. The term "Company Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right of CLG.

                  (c) In addition to the foregoing and not in limitation thereof, Lee agrees that, during the term of his employment pursuant to this Agreement and for a term of three (3) years thereafter, Lee will hold in a fiduciary capacity for the benefit of CLG and shall not directly or indirectly use or disclose, except as required in Lee's judgment in connection with the performance of his duties, as required by law or judicial or regulatory proceedings or as authorized by CLG, any "Customer Information" (as defined below) that Lee may have or acquire (whether or not developed or compiled by Lee and whether or not Lee has been authorized to have access to such Customer Information) during the Term of this Agreement. The term "Customer Information" as used in this Agreement shall mean confidential or proprietary information, including technical and financial information and customer lists received by CLG or Lee from any customer or potential customer of CLG, and shall include any information subject to the provisions of the federal Right to Financial Privacy Act. The term "Customer Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right of the customer to which such information pertains.

                  (d) Lee agrees and acknowledges that, if a violation of any covenant contained in this Section 6 occurs or is threatened, such violation or threatened violation will cause irreparable injury to CLG, that the remedy at law for any such violation or threatened violation will be inadequate and that CLG shall be entitled to appropriate equitable relief.

                  (e) The covenants contained in this Section 6 shall inure to the benefit of CLG, any successor of it, and every subsidiary of it.

                  (f)  The   restrictions   contained  in  this  Section  6  are
considered by the parties hereto to be fair and reasonable and necessary for the protection of the legitimate business interests of CLG.

                  (g) In the event of a termination of this Agreement by Lee pursuant to Section 4(d) hereof, the restrictions contained in this Section 6 shall no longer apply to Lee from and after the Termination Date.

         7.       SUCCESSORS; BINDING AGREEMENT.

                  (a) This Agreement shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of CLG, and CLG shall require any such successor to expressly assume and agree to perform this Agreement. As used in this Agreement, "CLG" shall mean CLG as hereinbefore defined and any successor to its business and/or assets as aforesaid.

                  (b) This Agreement shall inure to the benefit of and be enforceable by Lee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Lee should die while any amount would still be payable hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Lee's estate.

         8.       MISCELLANEOUS.

                  (a) All notices required or permitted hereunder shall be given in writing by actual delivery or by registered or certified mail (postage prepaid) at the following addresses or at such other places as shall be designated in writing:

                  Lee:                        1709 Perscherone Place
                                              Raleigh, NC 27613

                  CLG:                        CLG, Inc.
                                              3001 Spring Forest Road
                                              Raleigh, North Carolina 27604
                                              Attention: President

                  With a copy to:             Centura Banks, Inc.
                                              Post Office Box 1220
                                              134 North Church Street
                                              Rocky Mount, North Carolina 27804
                                              Attn: President

                  (b) References in this Agreement to "similarly positioned" or "similarly situated" employees shall mean those employees of CLG of comparable rank and level of responsibility and with comparable duties. The existence or non-existence of a contract of employment with CLG shall not be relevant for the purpose of identifying those employees (or, if appropriate, former employees) of CLG who are "similarly positioned" or "similarly situated."

                  (c) If any provision of this Agreement shall be determined to be void by any court of competent jurisdiction, then such determination shall not affect any other provision of this Agreement, all of which shall remain in full force and effect.

                  (d) The failure of the parties to complain of any act or omission on the part of either party, no matter how long the same may continue, shall not be deemed to be a waiver of any of its rights hereunder.

                  (e) This Agreement contains the entire agreement of the parties. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. It may be changed or terminated only by a writing signed by the party against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

                  (f)  This  Agreement   shall  be  construed  and  enforced  in
accordance with the laws of the State of North Carolina, except as preempted by the Employee Retirement Income Security Act of 1974, as amended.

         IN WITNESS WHEREOF, Lee has executed this Agreement under seal by adopting the word "SEAL" beside his name and CLG has executed this Agreement under seal through its duly authorized officers as of the day and year first above written.





                                               ___________________________(SEAL)
                                               Edwin J. Lee


                                               CLG, INC.



                                               By: ____________________________
                                                   Chairman and Chief
                                                   Executive Officer

ATTEST:


___________________________
         Secretary

(Corporate Seal)

                                    Exhibit D

                Form of Opinion of Satisky & Silverstein, L.L.P.,
                                 Counsel to CLG




________________, 1996




Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina  27804

                  Re: Agreement and Plan of Reorganization between Centura Banks, Inc. and CLG, Inc., dated as of August __, 1996 (the "Agreement")

Gentlemen:

         We have acted as counsel to CLG, Inc., a North Carolina corporation engaged in the business of buying, leasing, refurbishing, servicing, and selling computer and technology equipment throughout the United States ("CLG"), in connection with the acquisition of the outstanding shares of CLG Common Stock by Centura Banks, Inc., a North Carolina bank holding company ("Centura"), in exchange for shares of Centura Common Stock pursuant to the Merger and as provided by the Agreement. These opinions are delivered to you pursuant to
Section 12.3 of the Agreement. Terms used herein which are defined in the Agreement shall have the respective meanings set forth in the Agreement, unless otherwise defined herein.

         In giving the opinions set forth below, we have relied as to certain factual matters upon (i) certificates presented at the closing or otherwise and the statements of officers, employees, and independent accountants of CLG or of Centura, (ii) the representations and warranties set forth in the Agreement, and
(iii) the state and federal governmental approvals of the transactions contemplated in the Agreement which have been obtained by CLG and Centura. We have not attempted to independently verify any factual matters in connection with the giving of the opinions set forth below.

Centura Banks, Inc.
_______________, 1996
Page 2


         In giving the opinions set forth below, we have made the following assumptions regarding facts that we do not know to be true:

                  a. Centura is duly incorporated, validly existing and in good standing under the laws of the State of North Carolina and all other applicable laws to which it is subject, and, as of the Closing Date, CBI Acquisition Company, a wholly-owned subsidiary of Centura ("CBI"), has been duly organized and is validly existing and in good standing under the laws of the State of North Carolina and all other applicable laws to which it is subject. Each of Centura and CBI has full power and authority to consummate the Merger as set forth in the Agreement. All transactions described in the Agreement, and all acts required in connection therewith, have been duly authorized by all necessary corporate action on the part of each of Centura and CBI. All documents and instruments executed by each of Centura and CBI in connection therewith have been duly executed and delivered on behalf of, and are binding and enforceable against, each of them in accordance with their terms.

                  b. The signatures of all persons signing any document or instrument delivered in connection with the consummation of the Merger are genuine, and all such persons executing such documents, other than persons executing documents on behalf of CLG, have been duly authorized to execute and deliver such documents and instruments.

                  c. All natural persons executing any document or instrument delivered in connection with the consummation of the Merger have legal competency to do so.

                  d. All documents submitted to us as originals are authentic and all documents submitted to us as certified or photostatic copies conform to the original documents, which are themselves authentic.

                  e. No event will take place subsequent to the date hereof which would cause any act taken in connection with the Merger to fail to comply with any law, rule, regulation, order judgment, decree or duty.

                  f. Each of Centura and CBI has complied or will comply with all conditions of all regulatory approvals respecting the Merger and the other transactions contemplated in the Agreement.

Centura Banks, Inc.
_______________, 1996
Page 3


                  g. The minutes of the meeting of the Board of Directors of CLG at which the Merger was approved accurately reflect the actions taken at that meeting and the meeting was duly called and a quorum was present at such meeting.

                  h. Any certificate, representation, or other document on which we have relied that was given or dated on or prior to the date hereof continues to remain accurate, insofar as relevant to such opinions from such earlier date through and including the date of this letter.

         On the basis of such assumptions, and subject to the qualifications as set forth herein, we are of the opinion that:

         1. CLG is a corporation duly organized under the laws of the State of North Carolina, and, based solely on a written certification of the North Carolina Secretary of State dated _______________, 1996, is validly existing and in good standing thereunder.

         2. CLG has all requisite corporate power and authority to enter into and carry out the provisions of the Agreement and the Merger Agreement (subject to receipt of all required regulatory approvals), and to conduct its business as now conducted, to own and operate its property and assets, and to lease properties used in its business. CLG is not in violation of its organizational documents or bylaws, or, to the best of our Actual Knowledge, in default with respect to any order, writ, injunction, or decree of any court or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults would materially and adversely affect any of its businesses, properties, financial position, or results of operations taken as a whole.

         3. The execution, delivery, and performance by CLG of the Agreement and the Merger Agreement, and the transactions contemplated thereby, have been duly authorized by the Board of Directors and shareholders of CLG in accordance with the bylaws of CLG. Subject to the receipt of all required regulatory approvals, the Agreement constitutes, and the Merger Agreement will constitute upon execution and delivery by all parties thereto, valid and binding obligations of CLG, enforceable against it in accordance with the terms of such documents, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

Centura Banks, Inc.
_______________, 1996
Page 4


         4. None of the execution and delivery of the Agreement or the Merger Agreement, the consummation of the transactions contemplated thereby, or the fulfillment of the terms thereof will (i) conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of CLG; (ii) to the best of our Actual
Knowledge, conflict with, result in a breach of the terms, conditions, or provisions of, or constitute a default under, any material agreement or instrument under which CLG is obligated or (assuming receipt of the approvals referred to in Section 2.2 of the Agreement) violate any existing statute or regulation of any government or agency to which CLG is subject; or (iii) to the best of our Actual Knowledge, violate any judgment, order, ruling or decree of any court or other agency of any government applicable to CLG.

         5. To the best of our Actual Knowledge, no action, suit, investigation, or proceeding is pending or threatened against CLG before any court or governmental agency, domestic or foreign, nor is there any basis for any other material action, suit, investigation, or proceeding which has a reasonable prospect for success. To the best of our Actual Knowledge, there is (a) no action, suit, investigation, or proceeding brought by CLG which seeks damages in excess of $25,000, and (b) there is no litigation, proceeding, or governmental investigation pending or threatened against CLG relating to the Merger.

         6. All regulatory approvals required to be obtained by CLG in connection with the Merger have been received and all applicable waiting periods with respect to such approvals have expired without adverse action.

         All the opinions set forth in this letter are expressly limited and qualified as follows:

         1. The opinions expressed herein are limited to matters of North Carolina law and the laws of the United States of America. No opinion is expressed as to any issue which is governed by the laws of any other jurisdiction.

         2. As used in this opinion, the phrase "Actual Knowledge" means the actual conscious awareness of information by Howard P. Satisky, who is the only member of our firm who has given substantive attention to the transactions contemplated by the Agreement. Except to the extent expressly stated herein, we have not undertaken any independent investigation or inquiry to determine the existence or absence of any facts, and no inference as to our knowledge of the existence or absence of facts should be drawn from the fact of our representation of CLG.

         3. Our opinions are limited to the matters expressly stated herein, and no opinion may be inferred or implied beyond the matters expressly stated.

Centura Banks, Inc.
_______________, 1996
Page 5



         4. Our opinions  herein are being  furnished to you pursuant to Section
12.3 of the Agreement and are solely for your benefit. No other person shall be entitled to rely on such opinions, and you are not entitled to rely on such opinions in any other context. No copy of this letter or our opinions herein may be delivered to any other person without our prior written consent.

         6. This letter is limited to matters in existence as of the date hereof, and we undertake no responsibility to revise or supplement this letter to reflect any change in the law or facts.

         7. We have acted as counsel to CLG in the transactions described in the Agreement and this letter is given solely in such capacity. We have not acted as counsel to Centura, CBI, or any of Centura's other subsidiaries. As a result, no opinion is expressed herein as to any matter relating to Centura or any of its subsidiaries, and not to CLG.

                                                 Very truly yours,

                                                 SATISKY & SILVERSTEIN, L.L.P.



                                                 By:___________________________
                                                    Howard P. Satisky

                                    Exhibit E

                  Form of Opinion of Poyner & Spruill, L.L.P.,
                               Counsel to Centura




____________, 1996





CLG, Inc.
3001 Spring Forest Road
Raleigh, North Carolina  27604

                  Re: Agreement and Plan of Reorganization between Centura Banks, Inc. and CLG, Inc., dated as of August __, 1996 (the "Agreement")

Gentlemen:

         We have acted as counsel to Centura Banks, Inc. ("Centura"), a registered bank holding company under the Bank Holding Company Act of 1956, as amended, in connection with the Agreement and Plan of Reorganization by and between Centura and CLG, Inc. ("CLG"), dated as of August __, 1996, in connection with the acquisition of the outstanding shares of CLG Common Stock by Centura in exchange for shares of Centura Common Stock pursuant to the Merger and as provided by the Agreement. This opinion letter is delivered pursuant to the provisions of Section 12.7 of the Agreement. Except to the extent otherwise defined herein, capitalized terms used herein have the same meanings as those set forth in the Agreement.

         In giving the opinions set forth below, we have relied as to certain factual matters upon (i) certificates presented at the closing or otherwise and the statements of officers, employees, and independent accountants of Centura or of CLG, (ii) the representations and warranties set forth in the Agreement, and
(iii) the state and federal governmental approvals of the transactions contemplated in the Agreement which have been obtained by Centura and CLG. We have not attempted to independently verify any factual matters in connection with the giving of the opinions set forth below.

CLG, Inc.
______________, 1996
Page 2


         In giving the opinions set forth below, we have made the following assumptions regarding facts that we do not know to be true:

                  a. CLG is duly incorporated, validly existing and in good standing under the laws of the State of North Carolina and all other applicable laws to which it is subject. CLG has full power and authority to consummate the Merger as set forth in the Agreement. All transactions described in the Agreement, and all acts required in connection therewith, have been duly authorized by all necessary corporate action on the part of CLG. All documents and instruments executed by CLG in connection therewith have been duly executed and delivered on behalf of, and are binding and enforceable against, CLG in accordance with their terms.

                  b. The signatures of all persons signing any document or instrument delivered in connection with the consummation of the Merger are genuine, and all such persons executing such documents, other than persons executing documents on behalf of Centura, have been duly authorized to execute and deliver such documents and instruments.

                  c. All natural persons executing any document or instrument delivered in connection with the consummation of the Merger have legal competency to do so.

                  d. All documents submitted to us as originals are authentic and all documents submitted to us as certified or photostatic copies conform to the original documents, which are themselves authentic.

                  e. No event will take place subsequent to the date hereof which would cause any act taken in connection with the Merger to fail to comply with any law, rule, regulation, order judgment, decree, or duty.

                  f. CLG has complied or will comply with all conditions of all regulatory approvals respecting the Merger and the other transactions contemplated in the Agreement.

                  g. The minutes of the meetings of the Boards of Directors of Centura and CBI at which the Merger was approved accurately reflect the actions taken at such meetings and the meetings were duly called and a quorum was present at each such meeting.

CLG, Inc.
______________, 1996
Page 3


                  h. Any certificate, representation, or other document on which we have relied that was given or dated on or prior to the date hereof continues to remain accurate, insofar as relevant to such opinions from such earlier date through and including the date of this letter.

         Whenever any opinion herein with respect to the existence or absence of facts is qualified by the phrase "to our knowledge," "to the knowledge of," "to our actual knowledge," or "known to us," such phrase indicates only that based on: (i) the actual knowledge (i.e., conscious awareness of facts) of Michael S. Colo, John E. Troxel, M. Guy Brooks, III, John A. MacKethan, Craig G. Dalton, Hugh W. Davis II, Nancy C. Brower, and Merridee P. Gibson, constituting the attorneys in our firm who have given substantive attention to the transactions contemplated by the Agreement; and (ii) inquiries of the officers of Centura and Centura Bank whom we believe to be reasonably well-informed as to the factual matters in question, as set forth in the certificates attached hereto -- we believe that such opinions are factually correct. Except as otherwise noted below, we have not examined any public records or undertaken any other special or independent investigation in connection with any such opinion.

         Based upon, and subject to, the foregoing and to the additional qualifications set forth herein, it is our opinion that:

                  (i) Centura is a corporation duly incorporated and, based solely on a written certificate of corporate existence of the North Carolina Secretary of State dated ______________, 1996, is validly existing and in good standing under the laws of the State of North Carolina. Centura is a bank holding company duly registered pursuant to the BHC Act and the North Carolina Bank Holding Company Act of 1984, and it has all requisite corporate power and authority to enter into and carry out the provisions of the Agreement. Centura is not in violation of its Articles of Incorporation or bylaws, or, to our knowledge, in default with respect to any order, writ, injunction, or decree of any court, or, to our knowledge, in default under any order, license, regulation, or demand of any governmental agency, it being understood that the foregoing opinion is limited to violations or defaults which would materially and adversely affect any of its businesses, properties, financial position, or results of operations taken as a whole.

                  (ii) CBI is a corporation duly incorporated and, based solely on a written certificate of corporate existence of the North Carolina Secretary of State dated ____________, 1996, is validly existing and in good standing under the laws of the State of North Carolina, all of the capital stock of which is held of record by Centura and, to our knowledge, is free of any liens, claims, or assessments thereagainst. CBI has all

CLG, Inc.
______________, 1996
Page 4


         requisite corporate power and authority to enter into and carry out the provisions of the Merger Agreement. CBI is not in violation of its Articles of Incorporation or bylaws, or, to our knowledge, in default with respect to any order, writ, injunction, or decree of any court, or, to our knowledge, in default under any order, license, regulation, or demand of any governmental agency, it being understood that the foregoing opinion is limited to violations or defaults which would materially and adversely affect any of its businesses, properties, financial position, or results of operation taken as a whole.

                  (iii) The execution,  delivery, and performance by Centura and
         CBI, as applicable, of the Agreement, the Merger Agreement, and the transactions contemplated thereby, have been duly authorized by the Boards of Directors of Centura and CBI, as applicable. Subject to the receipt of all required regulatory approvals, the Agreement constitutes, and the Merger Agreement will constitute upon execution and delivery by all parties thereto, valid and binding obligations of Centura and CBI, as applicable, enforceable against them in accordance with the terms of such documents, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court, and except that limitations on indemnification rights may be imposed under various securities laws.

                  (iv) None of the execution or the delivery of the Agreement or the Merger Agreement, the consummation of the transactions contemplated thereby, or the fulfillment of the terms thereof will (i) conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Centura or CBI, as applicable; (ii) to our knowledge, conflict with, result in a breach of the terms, conditions, or provisions of, or constitute a default under any material agreement or instrument under which Centura or CBI is obligated, or (assuming receipt of the approvals referred to in Section 2.2 of the Agreement) violate any existing statute or regulation of any government or agency to which Centura or CBI is subject; or (iii) to our knowledge, violate any judgment, order, ruling, or decree of any court or other agency of any government applicable to Centura or CBI. The opinion in clause (ii) of this paragraph with respect to conflicts, breaches, or defaults under any material agreement or instrument under which Centura or CBI is obligated addresses itself to conflicts, breaches, and defaults that are reasonably ascertainable from the face of the referenced agreements or instruments. It does not require counsel to determine the aggregate effect of outstanding agreements or instruments upon financial ratios or aggregate dollar exceptions to financial covenants.

CLG, Inc.
______________, 1996
Page 5



                  (v) Except as Previously Disclosed and to our actual knowledge, there are no actions, suits, investigations, or proceedings pending or threatened against Centura or CBI before any court or governmental agency, domestic or foreign, which, if decided against Centura or CBI, will have a material adverse effect on the financial condition of Centura on a consolidated basis. To our actual knowledge, there is no litigation, proceeding, or governmental investigation pending or threatened against Centura or CBI relating to the Merger.

                  (vi) All shares of Centura Common Stock, when issued and delivered pursuant to the Agreement, shall be duly and validly issued, fully paid, and nonassessable. Shares of Centura Common Stock to be issued pursuant to the Agreement have been approved for listing upon notice of issuance on the New York Stock Exchange.

                  (vii) All regulatory approvals required to be obtained by Centura or CBI in connection with the Merger have been received and all applicable waiting periods have expired without adverse action.

         Our opinions are limited to the matters expressly stated herein, and no opinion may be inferred or implied beyond the matters expressly stated.

         We express no opinion with respect to compliance by Centura or Centura Bank with Environmental Laws or with any other federal, state, or local law, rule, regulation, ordinance, order, or decree relating to hazardous substances, hazardous wastes, hazardous materials, or the protection of the environment, or with respect to any applicable pollution control or environmental contamination statute, law, or regulation.

         The opinions expressed herein are as of the date hereof only, and we assume no undertaking to supplement such opinions if facts and circumstances come to our attention or changes in law occur after the date hereof which could affect such opinions. We express no opinion as to the laws of any jurisdiction other than the laws of the State of North Carolina and the federal laws of the United States. This opinion letter is rendered solely for your benefit and may not be relied upon by any other person without our express written consent. No copy of this letter or our opinions herein may be delivered to any other person without our prior consent.

                                                     Yours very truly,

                                                     [POYNER & SPRUILL, L.L.P.]

                                    EXHIBIT C

November 1, 1996





Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina  27804
Attention:  William H. Wilkerson

                                             Re:  Affiliate Agreement

Gentlemen:

         The undersigned is a shareholder of CLG, Inc. ("CLG"), a corporation organized and existing under the laws of the State of North Carolina, and will become a shareholder of Centura Banks, Inc. ("Holding Company"), a corporation organized and existing under the laws of the State of North Carolina, pursuant to the transactions described in the Agreement and Plan of Reorganization, dated as of August 21, 1996 (the "Agreement"), by and between CLG and Holding Company, and the related Agreement and Plan of Merger to be entered into by and between CBI Acquisition Company of Rocky Mount ("CBI"), a wholly-owned subsidiary of Holding Company and CLG. Under the terms of the Agreement, CBI will be merged with and into CLG (the "Merger") and all of the shares of common stock of CLG ("CLG Stock") issued and outstanding on the effective date of the Merger will be converted into and exchanged for shares of the common stock of Holding Company ("Holding Company Stock"). This Affiliate Agreement represents an agreement between the undersigned and Holding Company regarding certain rights and obligations of the undersigned in connection with the (i) shares of CLG Stock beneficially owned by the undersigned, and (ii) shares of Holding Company Stock into which such shares of CLG Stock are converted as a result of the Merger.

         In consideration of the Merger and the mutual covenants contained herein, the undersigned and Holding Company hereby agree as follows:

         1. Affiliate Status. The undersigned understands and agrees that as to CLG he may be considered an "affiliate" under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act").

Centura Banks, Inc.
November 1, 1996
Page 2


         2. Restriction on Disposition. Except as contemplated by the Agreement, the undersigned agrees that he will not sell, transfer, or otherwise dispose of his interests in, or reduce his risk relative to, any of the (i) shares of CLG Stock over which the undersigned has or shares voting or dispositive power, or
(ii) shares of Holding Company Stock into which such shares of CLG Stock are converted upon consummation of the Merger until such time as Holding Company notifies the undersigned that the requirements of SEC Accounting Series Release Nos. 130 and 135 ("ASR 130 and 135") have been met. The undersigned understands that ASR 130 and 135 relate to publication of financial results of post-Merger combined operations of CBI and CLG. Holding Company agrees that it will publish such results within 45 days after the end of the first fiscal quarter of Holding Company containing the required period of post-Merger combined operations and that it will notify the undersigned promptly following such publication.

         3. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

                  (a) The Holding Company Stock received by the undersigned as a result of the Merger will be taken for his own account and not with a view to distribution.

                  (b) Holding Company has informed the undersigned that any distribution by the undersigned of Holding Company Stock has not been registered under the 1933 Act and that shares of Holding Company Stock received pursuant to the Merger can only be sold by the undersigned (1) following registration under the 1933 Act, or (2) in conformity with the applicable provisions of Rule 144 (which provisions do not include paragraph (d) of Rule 144 pertaining to restricted securities) or Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (3) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned understands that Holding Company is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned's shares of Holding Company Stock.

                  (c) The  undersigned is aware that Holding  Company,  CLG, and
CBI intend to treat the Merger as a reorganization under Section 368 of the Internal Revenue Code (the "Code") for federal income tax purposes. The undersigned agrees to treat the transaction in the same manner as Holding
Company, CLG, and CBI for federal income tax purposes. The undersigned acknowledges that Section 1.368-1(b) of the Income Tax Regulations requires
"continuity of interest" in order for the Merger to be treated as a reorganization under Section 368 of the Code. This requirement is satisfied if, taking into account any CLG shareholders who receive cash in lieu of fractional shares or who dissent from the Merger, there is no plan or intention on the part of the CLG shareholders to sell or otherwise dispose of the Holding Company Stock to be received in the Merger that will reduce such shareholders' ownership to a number of shares having, in the aggregate, a value at the time of the Merger of less than 50%

Centura Banks, Inc.
November 1, 1996
Page 3


of the total fair market value of the CLG Stock outstanding immediately prior to the Merger. The undersigned has no plan or intention to sell or otherwise dispose of an amount of his Holding Company Stock to be received in the Merger which would cause the foregoing requirement not to be satisfied.

         4. Restrictions on Transfer. The undersigned understands and agrees that stop transfer instructions with respect to the shares of Holding Company Stock received by the undersigned pursuant to the Merger will be given to Holding Company's transfer agent and that there will be placed on the certificates for such shares, or shares issued in substitution thereof, a legend stating in substance:

                  "The shares represented by this certificate were issued pursuant to a business combination and may not be sold, nor may the owner thereof reduce his risks relative thereto in any way, until such time as Centura Banks, Inc. ("Holding Company") has published the financial results covering at least 30 days of combined operations after the effective date of the merger through which the business combination was effected. In addition, the shares represented by this certificate may not be sold, transferred, or otherwise disposed of except or unless (1) covered by an effective registration statement under the Securities Act of 1933, as amended, (2) in accordance with Rule 144 of the Rules and Regulations of such Act, or (3) in accordance with a legal opinion satisfactory to counsel for Holding Company that such sale or transfer is otherwise exempt from the registration requirements of such Act."

Such legend will also be placed on any certificate representing Holding Company securities issued subsequent to the original issuance of the Holding Company Stock pursuant to the Merger as a result of any stock dividend, stock split, or other recapitalization as long as the Holding Company Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. Upon the request of the undersigned, Holding Company shall cause the certificates representing the shares of Holding Company Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to restrictions on transfer by virtue of ASR 130 and 135 as soon as practicable after the requirements of ASR 130 and 135 have been met. In addition, if the provisions of Rules 144 and 145 are amended to eliminate restrictions applicable to the Holding Company Stock received by the undersigned pursuant to the Merger, or at the expiration of the restrictive period set forth in Rule 145(d), Holding Company, upon the request of the undersigned, will cause the certificates representing the shares of Holding Company Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to the restrictions set forth in Rules 144 or 145(d) upon receipt by Holding Company of an opinion of its counsel to the effect that such legend may be removed.

Centura Banks, Inc.
November 1, 1996
Page 4



         5. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his ability to sell, transfer, or otherwise dispose of the shares of Holding Company Stock received by the undersigned, to the extent he believes necessary, with his counsel.

         6. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of Holding Company Stock received by him in connection with the Merger at any time during the restrictive period set forth in Rule 145(d), the undersigned will provide the necessary representation letter to the transfer agent for Holding Company Stock together with such additional information as the transfer agent may reasonably request. If Holding Company's counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), Holding Company shall cause such counsel to provide such opinions as may be necessary to Holding Company's transfer agent so that the undersigned may complete the proposed sale or transfer.

         7. Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions also apply to (i) the undersigned's spouse, if that spouse has the same home as the undersigned, (ii) any relative of the undersigned who has the same home as the undersigned, (iii) any trust or estate in which the undersigned, such spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor, or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, such spouse, and any such relative collectively own at least 10% of any class of equity securities or of the equity interest. The undersigned further recognizes that, in the event that the undersigned is a director or officer of Holding Company or becomes a director or officer of Holding Company upon consummation of the Merger, among other things, any sale of Holding Company Stock by the undersigned within a period of less than six months following the effective time of the Merger may subject the undersigned to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

         8. Miscellaneous. This Affiliate Agreement is the complete agreement between Holding Company and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of North Carolina.

                                                   Very truly yours,



                                                   /s/ Dean E. Painter, Jr.
                                                   ------------------------
                                                       Dean E. Painter, Jr.

Centura Banks, Inc.
November 1, 1996
Page 5




AGREED TO AND ACCEPTED as of November 1, 1996.

CENTURA BANKS, INC.


By:  /s/ William H. Wilkerson
     ---------------------------
         William H. Wilkerson
         Group Executive Officer



007426/115/146578

                                    EXHIBIT D

November 1, 1996





Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina  27804
Attention:  William H. Wilkerson

                                             Re:  Affiliate Agreement

Gentlemen:

         The undersigned is a shareholder of CLG, Inc. ("CLG"), a corporation organized and existing under the laws of the State of North Carolina, and will become a shareholder of Centura Banks, Inc. ("Holding Company"), a corporation organized and existing under the laws of the State of North Carolina, pursuant to the transactions described in the Agreement and Plan of Reorganization, dated as of August 21, 1996 (the "Agreement"), by and between CLG and Holding Company, and the related Agreement and Plan of Merger to be entered into by and between CBI Acquisition Company of Rocky Mount ("CBI"), a wholly-owned subsidiary of Holding Company and CLG. Under the terms of the Agreement, CBI will be merged with and into CLG (the "Merger") and all of the shares of common stock of CLG ("CLG Stock") issued and outstanding on the effective date of the Merger will be converted into and exchanged for shares of the common stock of Holding Company ("Holding Company Stock"). This Affiliate Agreement represents an agreement between the undersigned and Holding Company regarding certain rights and obligations of the undersigned in connection with the (i) shares of CLG Stock beneficially owned by the undersigned, and (ii) shares of Holding Company Stock into which such shares of CLG Stock are converted as a result of the Merger.

         In consideration of the Merger and the mutual covenants contained herein, the undersigned and Holding Company hereby agree as follows:

         1. Affiliate Status. The undersigned understands and agrees that as to CLG she may be considered an "affiliate" under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act").

Centura Banks, Inc.
November 1, 1996
Page 2


         2. Restriction on Disposition. Except as contemplated by the Agreement, the undersigned agrees that she will not sell, transfer, or otherwise dispose of her interests in, or reduce her risk relative to, any of the (i) shares of CLG Stock over which the undersigned has or shares voting or dispositive power, or
(ii) shares of Holding Company Stock into which such shares of CLG Stock are converted upon consummation of the Merger until such time as Holding Company notifies the undersigned that the requirements of SEC Accounting Series Release Nos. 130 and 135 ("ASR 130 and 135") have been met. The undersigned understands that ASR 130 and 135 relate to publication of financial results of post-Merger combined operations of CBI and CLG. Holding Company agrees that it will publish such results within 45 days after the end of the first fiscal quarter of Holding Company containing the required period of post-Merger combined operations and that it will notify the undersigned promptly following such publication.

         3. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

                  (a) The Holding Company Stock received by the undersigned as a result of the Merger will be taken for her own account and not with a view to distribution.

                  (b) Holding Company has informed the undersigned that any distribution by the undersigned of Holding Company Stock has not been registered under the 1933 Act and that shares of Holding Company Stock received pursuant to the Merger can only be sold by the undersigned (1) following registration under the 1933 Act, or (2) in conformity with the applicable provisions of Rule 144 (which provisions do not include paragraph (d) of Rule 144 pertaining to restricted securities) or Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (3) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned understands that Holding Company is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned's shares of Holding Company Stock.

                  (c) The  undersigned is aware that Holding  Company,  CLG, and
CBI intend to treat the Merger as a reorganization under Section 368 of the Internal Revenue Code (the "Code") for federal income tax purposes. The undersigned agrees to treat the transaction in the same manner as Holding
Company, CLG, and CBI for federal income tax purposes. The undersigned acknowledges that Section 1.368-1(b) of the Income Tax Regulations requires
"continuity of interest" in order for the Merger to be treated as a reorganization under Section 368 of the Code. This requirement is satisfied if, taking into account any CLG shareholders who receive cash in lieu of fractional shares or who dissent from the Merger, there is no plan or intention on the part of the CLG shareholders to sell or otherwise dispose of the Holding Company Stock to be received in the Merger that will reduce such shareholders' ownership to a number of shares having, in the aggregate, a value at the time of the Merger of less than 50%

Centura Banks, Inc.
November 1, 1996
Page 3


of the total fair market value of the CLG Stock outstanding immediately prior to the Merger. The undersigned has no plan or intention to sell or otherwise dispose of an amount of her Holding Company Stock to be received in the Merger which would cause the foregoing requirement not to be satisfied.

         4. Restrictions on Transfer. The undersigned understands and agrees that stop transfer instructions with respect to the shares of Holding Company Stock received by the undersigned pursuant to the Merger will be given to Holding Company's transfer agent and that there will be placed on the certificates for such shares, or shares issued in substitution thereof, a legend stating in substance:

                  "The shares represented by this certificate were issued pursuant to a business combination and may not be sold, nor may the owner thereof reduce his risks relative thereto in any way, until such time as Centura Banks, Inc. ("Holding Company") has published the financial results covering at least 30 days of combined operations after the effective date of the merger through which the business combination was effected. In addition, the shares represented by this certificate may not be sold, transferred, or otherwise disposed of except or unless (1) covered by an effective registration statement under the Securities Act of 1933, as amended, (2) in accordance with Rule 144 of the Rules and Regulations of such Act, or (3) in accordance with a legal opinion satisfactory to counsel for Holding Company that such sale or transfer is otherwise exempt from the registration requirements of such Act."

Such legend will also be placed on any certificate representing Holding Company securities issued subsequent to the original issuance of the Holding Company Stock pursuant to the Merger as a result of any stock dividend, stock split, or other recapitalization as long as the Holding Company Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. Upon the request of the undersigned, Holding Company shall cause the certificates representing the shares of Holding Company Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to restrictions on transfer by virtue of ASR 130 and 135 as soon as practicable after the requirements of ASR 130 and 135 have been met. In addition, if the provisions of Rules 144 and 145 are amended to eliminate restrictions applicable to the Holding Company Stock received by the undersigned pursuant to the Merger, or at the expiration of the restrictive period set forth in Rule 145(d), Holding Company, upon the request of the undersigned, will cause the certificates representing the shares of Holding Company Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to the restrictions set forth in Rules 144 or 145(d) upon receipt by Holding Company of an opinion of its counsel to the effect that such legend may be removed.

Centura Banks, Inc.
November 1, 1996
Page 4


         5. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon her ability to sell, transfer, or otherwise dispose of the shares of Holding Company Stock received by the undersigned, to the extent she believes necessary, with her counsel.

         6. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of Holding Company Stock received by her in connection with the Merger at any time during the restrictive period set forth in Rule 145(d), the undersigned will provide the necessary representation letter to the transfer agent for Holding Company Stock together with such additional information as the transfer agent may reasonably request. If Holding Company's counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), Holding Company shall cause such counsel to provide such opinions as may be necessary to Holding Company's transfer agent so that the undersigned may complete the proposed sale or transfer.

         7. Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions also apply to (i) the undersigned's spouse, if that spouse has the same home as the undersigned, (ii) any relative of the undersigned who has the same home as the undersigned, (iii) any trust or estate in which the undersigned, such spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor, or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, such spouse, and any such relative collectively own at least 10% of any class of equity securities or of the equity interest. The undersigned further recognizes that, in the event that the undersigned is a director or officer of Holding Company or becomes a director or officer of Holding Company upon consummation of the Merger, among other things, any sale of Holding Company Stock by the undersigned within a period of less than six months following the effective time of the Merger may subject the undersigned to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

         8. Miscellaneous. This Affiliate Agreement is the complete agreement between Holding Company and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of North Carolina.

                                                 Very truly yours,



                                                /s/ Winifred P. Painter
                                                -----------------------
                                                    Winifred P. Painter

Centura Banks, Inc.
November 1, 1996
Page 5



AGREED TO AND ACCEPTED as of November 1, 1996.

CENTURA BANKS, INC.


By:  /s/ William H. Wilkerson
     ----------------------------
         William H. Wilkerson
         Group Executive Officer



007426/115/150287